SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




[X]  Annual report pursuant to Section 15 (d) of the Securities
     Exchange Act of 1934 (No fee required)

     For the fiscal years ended December 31, 1998 and 1997


                                       OR


[ ] Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from __________ to ____________

                         Commission file number 33-59853


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN


      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              NORTHROP GRUMMAN CORPORATION
                                1840 Century Park East
                             Los Angeles, California 90067

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN


                                    /s/ Alan M. Roth
                                    -------------------------------------
Dated: June 29, 1999           By   Alan M. Roth
                                    Vice President Taxes and Benefits Compliance

NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                 4

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits
     and Supplemental Information by Fund as of
     December 31, 1998 and 1997                                             5-7

  Statement of Changes in Net Assets Available for Plan Benefits
     and Supplemental Information by Fund for the
     Year Ended December 31, 1998                                           8-9

  Notes to Financial Statements                                            10-16

SUPPLEMENTAL SCHEDULES:

  Item 27a - Assets Held for Investment Purposes
      at December 31, 1998                                                 18-33

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
  Northrop Grumman Savings and Investment Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman Savings and Investment Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1998 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


June 24, 1999

NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                        Supplemental Information by Fund
                                             ----------------------------------------------------------------------------------
                                                Northrop        Stable          Fixed           U.S.            Equity
                                                Grumman         Value           Income          Equity          Growth
                                                Fund            Fund            Fund            Fund            Fund
ASSETS:
   Investments, at fair value (Note B):
      Temporary investments                     $  7,323,712                    $  34,854,574   $   35,221,747
      U.S. government securities                                                  183,978,389
      Corporate debt instruments                                                  118,993,375
      Corporate Stocks                           359,145,979                        9,635,729    1,347,237,845  435,431,452

   Investments, at contract value (Note C):
      Northrop Grumman Stable Value Master
        Trust (Note D)                                          868,475,534

   Participant loans
                                                ------------   ------------      ------------   --------------  ------------
      Total investments                          366,469,691    868,475,534       347,462,067    1,382,459,592  435,431,452
                                                ------------   ------------      ------------   --------------  ------------

   Other receivables:
      Contribution receivable - Employee             719,108      2,024,003         1,236,807        5,747,218
      Contribution receivable - Employer           1,812,782        598,904           349,152        1,391,853
      Due from broker for securities sold                                          12,092,143        7,725,460       26,315
      Dividends and interest receivable               45,967                        2,503,935        1,262,624           14
                                                ------------   ------------      ------------   --------------  ------------

      Total assets                               369,047,548    871,098,441       363,644,104    1,398,586,747  435,457,781

LIABILITIES:
   Options outstanding                                                              4,022,600
   Due to broker for securities purchased            962,735                       67,318,476        4,422,029
                                                ------------   ------------      ------------   --------------  ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS          $368,084,813   $871,098,441      $292,303,028   $1,394,164,718  $435,457,781
                                                ============   ============      ============   ==============  ============

NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS                  (Continued)
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                            ---------------------------------------------------
                                            Small          International
                                            Cap            Equity          Balanced     Loan
                                            Fund           Fund            Fund         Fund        Total
ASSETS:
   Investments, at fair value (Note B):
      Temporary investments                 $ 1,117,602   $    3,767                                $   78,521,402
      U.S. government securities                                                                       183,978,389
      Corporate debt instruments                                                                       118,993,375
      Corporate Stocks                       59,557,099   35,223,795        77,429,071               2,323,660,970


   Investments, at contract value (Note C):
      Northrop Grumman Stable Value Master                                                             868,475,534
       Trust (Note D)
   Participant loans                                                                    56,363,709      56,363,709
                                            -----------  -----------      -----------  -----------  --------------

      Total investments                      60,674,701   35,227,562       77,429,071   56,363,709   3,629,993,379
                                            -----------  -----------      -----------  -----------  --------------


   Other receivables:
      Contribution receivable - Employee        469,208      254,194          435,244                   10,885,782
      Contribution receivable - Employer        131,782       66,343          131,393                    4,482,209
      Due from broker for securities sold       498,921                                                 20,342,839
      Dividends and interest receivable          20,183           17                                     3,832,740
                                            -----------  -----------      -----------  -----------  --------------

      Total assets                           61,794,795   35,548,116       77,995,708   56,363,709   3,669,536,949

LIABILITIES:
   Options outstanding                                                                                   4,022,600
   Due to broker for securities purchased       201,812        2,249          534,956                   73,442,257
                                            -----------  -----------      -----------  -----------  --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS      $61,592,983  $35,545,867      $77,460,752  $56,363,709  $3,592,072,092
                                            ===========  ===========      ===========  ===========  ==============


See notes to financial statements.

NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                                        Supplemental Information by Fund
                                             --------------------------------------------------------------------------------
                                                Northrop        Stable          Fixed           U.S.            Equity
                                                Grumman         Value           Income          Equity          Growth
                                                Fund            Fund            Fund            Fund            Fund
ASSETS:
 Investment in Northrop Grumman Corporation Savings
    and Investment Plan Master Trust at Fair Value
    (Notes B, C, D and E)                       $606,926,596    $891,256,604    $252,714,747    $1,149,008,061  $387,039,424
 Due from (to) other fund                             74,882            -
 Contributions receivable:
    Employer                                       4,086,608         958,642         603,107         2,361,890       -
    Employee                                       1,510,036       4,165,708       2,218,527        11,112,146       -
                                                ------------    ------------    -----------     --------------  ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS          $612,598,122    $896,380,954    $255,536,381    $1,162,482,097  $387,039,424
                                                ------------    ------------    -----------     --------------  ------------

                                                ---------------------------------------------------------
                                                  Small        International
                                                  Capital      Equity        Balanced     PAYSOP     Loan
                                                  Fund         Fund          Fund         Savings    Fund         Total
ASSETS:
 Investment in Grumman Corporation Savings and
    Investment Plan Master Trust at Fair Value
    (Notes B, C D and E)                          $60,545,598  $30,581,971   $56,890,237  $ 74,882  $51,819,246  $3,486,857,366
 Due from (to) other fund                             -             -              -       (74,882)      -            -
 Contributions receivable:
    Employer                                          218,507      115,398       143,694      -          -            8,487,846
    Employee                                          882,170      493,059       611,551      -          -           20,993,197
                                                  -----------  -----------   ------------ --------- -----------  --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS            $61,646,275   31,190,428   $57,645,482  $   -     $51,819,246  $3,516,338,409
                                                  ===========   ==========   ===========  ========  ===========  ==============

See notes to financial statements.

NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                        Supplemental Information by Fund
                                             -----------------------------------------------------------------------------
                                       Northrop          Stable          Fixed           U.S.              Equity
                                       Grumman           Value           Income          Equity            Growth
                                       Fund              Fund            Fund            Fund              Fund
INVESTMENT INCOME:
   Net appreciation/depreciation       $(210,474,258)    $ 55,162,752    $  5,814,967    $ 275,914,292     $ 95,943,818
   Interest                                  807,197           78,175      16,360,843        6,851,899           17,867
   Dividends                               8,049,250                          552,763       13,811,461       21,846,779
                                        -------------    ------------    ------------   --------------    -------------
          Total investment income       (201,617,811)      55,240,927      22,728,573      296,577,652      117,808,464

   Less: Investment expenses                                  728,587         768,294        3,193,574
                                        -------------    ------------    ------------   --------------    -------------
          Net investment income         (201,617,811)      54,512,340      21,960,279       293,384,078     117,808,464
                                        -------------    ------------    ------------   --------------    -------------
CONTRIBUTIONS
   Employee                                7,729,671       21,011,422      12,337,633       65,517,829
   Employer                               21,657,791        6,342,892       3,719,663       15,776,450
                                        ------------     -----------     ------------   --------------
          Total contributions             29,687,462       27,354,314      16,057,296       81,294,279
                                        -------------    ------------    ------------   --------------    -------------
          Total additions               (171,930,349)      81,866,654      38,017,575      374,678,357      117,808,464
                                        -------------    ------------    ------------   --------------    -------------
DEDUCTIONS:
 Benefits/loans paid to participants      72,753,546      152,090,573      35,289,946      128,819,912       55,771,871
 Administrative expenses                   2,431,609        3,167,547        1,129,434       2,422,902           48,481
                                        -------------    -----------     -----------    --------------    -------------
          Total deductions                75,185,155      155,258,120      36,419,380     131,242,814       55,820,352
                                        -------------    ------------    ------------   --------------    -------------
TRANSFERS BETWEEN FUNDS                    2,602,195       18,617,482      31,069,694      (45,986,485)     (15,606,156)
MERGED PLAN TRANSFERS                                      29,491,472       4,098,757       34,233,563        2,036,400
                                        -------------    ------------     ------------  --------------    -------------
NET INCREASE (DECREASE)                 (244,513,309)     (25,282,512)     36,766,646      231,682,621       48,418,356
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                      612,598,122      896,380,954     255,536,381    1,162,482,097      387,039,424
                                        -------------    ------------    ------------   --------------    -------------
  End of Year                           $368,084,813     $871,098,442    $292,303,027   $1,394,164,718    $ 435,457,780
                                        =============    ============    ============   ==============    =============


                                        ---------------------------------------------------------------
                                         Small            International
                                         Cap              Equity            Balanced         Loan
                                         Fund             Fund              Fund             Fund         Total
INVESTMENT INCOME:
   Net appreciation/depreciation       $      68,037     $  3,705,278    $  9,885,574    $                $236,020,460
   Interest                                  112,786           35,480                        5,997,837      30,262,084
   Dividends                                 386,837                                                        44,647,090
                                        -------------    ------------    ------------   --------------    -------------
          Total investment income            567,660        3,740,758       9,885,574        5,997,837     310,929,634

   Less: Investment expenses                 422,366          164,543         116,261                        5,393,625
                                        -------------    ------------    ------------   --------------    -------------
          Net investment income              145,294        3,576,215       9,769,313        5,997,837     305,536,009
                                        -------------    ------------    ------------   --------------    -------------
CONTRIBUTIONS
   Employee                                5,332,122       2,925,140        4,489,701                      119,343,518
   Employer                                1,512,248         806,999        1,313,087                       51,429,130
                                        ------------       ---------      -----------      -----------    ------------
          Total contributions              6,844,370        3,732,139       5,802,768                      170,772,648
                                        -------------      ----------     -----------      -----------    --------------
          Total additions                  6,989,664        7,308,354      15,572,081        5,997,837     476,308,657
                                        -------------      ----------     -----------      ----------     --------------

DEDUCTIONS:
 Benefits/loans paid to participants       5,899,746        3,048,582      10,777,741                       464,451,917
 Administrative expenses                     293,351          211,770         254,827                         9,959,921
                                        -------------      -----------     -----------     ------------    -------------
          Total deductions                 6,193,097        3,260,352      11,032,568                       474,411,838
                                        -------------    ------------    ------------      -----------    --------------
TRANSFERS BETWEEN FUNDS                   (2,802,316)        (407,825)     13,966,785       (1,453,374)
MERGED PLAN TRANSFERS                      1,952,457          715,262       1,308,953                         73,836,864
                                        -------------    ------------     ------------     -----------    --------------
NET INCREASE (DECREASE)                      (53,292)       4,355,439      19,815,271        4,544,463        75,733,683
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                       61,646,275       31,190,428      57,645,482       51,819,246     3,516,338,409
                                        -------------    ------------     -----------      -----------    --------------
  End of Year                           $ 61,592,983      $35,545,867     $77,460,753      $56,363,709    $3,592,072,092
                                        =============    ============    ============      ===========    ==============

NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

A.   DESCRIPTION OF THE PLAN

     The following description of the Northrop Grumman Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Northrop Grumman Savings and Investment Plan is a qualified profit sharing and employee stock ownership plan sponsored by Northrop Grumman Corporation (the "Company"). It was established February 1, 1962 and restated effective January 1, 1995, covering all hourly and salaried employees who are at least 18 years old, citizens or residents of the United States of America, and are not covered under another plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     On January 1, 1998, the Company merged the plan assets of the Northrop Grumman Retirement and Savings Plan with the Plan. On April 1, 1998, the Company merged the plan assets of the Grumman Technical Services, Inc. Aircraft Services Unit (Operations and Maintenance) Capital Accumulation Plan, Grumman Technical Services, Inc. Represented Employee Investment Plan, Grumman Technical Services, Inc. Capital Accumulation Plan SPC - Represented Employees, Grumman St. Augustine Corporation Capital Accumulation Plan, Grumman Aerospace Corporation Electronics Systems Division (Salisbury, Maryland Operations) Capital Accumulation Plan, and Georgia Production Site Retirement and Savings Plan with the Plan. On July 1, 1998, the Company merged the plan assets of the Grumman Systems Support Corporation Money Purchase Pension Plan with the Plan. Effective July 1, 1998, with the completion of all the Plan mergers, the Plan no longer participated in the Northrop Grumman Corporation Savings and Investment Plan Master Trust (the "Master Trust").

     Contributions - The Plan offers employees a choice between the type of contributions they can make, and such contributions may be between 1% and 18% of eligible compensation. A participant can elect tax-deferred (before-tax) contributions, after-tax contributions or a combination of both. An active participant may change the percentage of his or her contributions. Contributions are subject to certain limitations.

     The Company's matching contribution is as follows:

       Employee Contribution                            Company Match

       First 2% of eligible compensation                     100%
       Next 2% of eligible compensation                       50%
       Next 4% of eligible compensation                       25%
       Contribution over 8%                                    0%

     Participant Accounts - A separate account is maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings on account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting - Plan participants are fully vested (100%) at all times in the balance of their accounts (both employee and employer contributions), none of which may be forfeited for any reason.

     Investment Options - Upon enrollment in the Plan, each participant may direct that his or her employee contributions and Company matching contributions, in 1% increments, be invested in any of the following seven investment funds.

       U.S. Equity Fund - The U.S.Equity Fund consists of holdings in large-and medium-sized U.S. company stocks. These stocks are selected by independent professional investment managers appointed by the Plan's Investment Committee. This fund is designed to provide results that closely match those of the Standard & Poor's 500 Stock Index.

       Fixed Income Fund - The Fixed Income Fund is broadly diversified and maintains an average maturity of 10 years. This fund consists of holdings in marketable fixed income securities rated within the three highest investment grades (i.e., A or better) assigned by Moody's Investor Services or Standard & Poor's Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The securities are selected by independent professional investment managers appointed by the Plan's Investment Committee.

       Stable Value Fund - The Stable Value Fund is diversified among U.S. government securities and obligations of government agencies, bonds, short-term investments, cash and contracts issued by insurance companies and banks. The fund is managed by an independent professional investment manager appointed by the Plan's Investment Committee.

       Northrop Grumman Fund - The Northrop Grumman Fund invests exclusively in Northrop Grumman Corporation common stock.

       Balanced Fund - The Balanced Fund is a fully diversified portfolio consisting of fixed portions of five of the savings plan funds (Stable Value Fund, U.S. Equity Fund, Fixed Income, International Equity Fund, and Small Cap Fund). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.

       International Equity Fund - The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside the United States. The fund's objective is capital appreciation over the long term, along with some current income (dividends).

       Small Cap Fund - The Small Cap Fund consists of stocks of a diversified group of small-capitalization U.S. companies. The stocks purchased by the fund typically have a market capitalization similar to companies in the Russell 2000 Index, which are companies with an average market capitalization of $500 million. The fund's objective is capital appreciation over the long term, rather than current income (dividends).

     Participants may change their investment options once per month.

     The Equity Growth Fund and the PAYSOP Fund were transferred from the Employee Investment Plan of Grumman Corporation, which was merged with the Plan on August 1, 1995. These two funds were frozen, and no employee contributions have been allowed subsequent to the Merger. Distributions from the Equity Growth Fund are made under the provisions of the Plan. The PAYSOP Fund was terminated in 1997 and the assets of the fund were distributed to the participants of the fund.

     Contributions deposited into each investment fund buy a number of units in each fund. The value of each participant's account within each fund depends on two factors: (1) the number of units purchased to date, and (2) the current value of each unit. Unit values are updated prior to any plan transactions, including contributions, withdrawals, distributions and transfers.

     Participant Notes Receivable - Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. A participant may not have more than one outstanding loan at any given time. Loans will be prorated across all investment funds and are secured by the balance in the participant's account. The interest rate is fixed on the first business day of each month at the prime rate of the Plan's trustee plus 1%. Repayments are made from monthly payroll deductions (for active employees) or personal check (for former employees or employees on a leave of absence). The maximum loan period is five years, or ten years for a loan used to acquire a dwelling that is to be the principal residence of the participant. Loans may be repaid in full; partial prepayments are not permitted.

     Payment of Benefits - On termination of service due to death, disability or retirement, a participant may receive a lump-sum payment of his or her account balance. A participant may also delay his or her lump-sum payment until the age of 70-1/2 if the account balance exceeds $5,000.

     Distribution from the Northrop Grumman Fund will be paid in cash, stock or a combination of both, depending on the participant's election.

     Withdrawals - A participant may withdraw all or a portion of his or her after-tax contributions (plus earnings) at any time. In addition, a participant may withdraw all or a portion of his or her company matching contribution (plus earnings) which have been in the Plan for at least 24 months. A participant may withdraw all or a portion of his or her before-tax contributions for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document).

B.   SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition - In the accompanying statements of net assets available for Plan benefits as of December 31, 1998, the Plan's investments are stated at fair value, except for the investments in insurance and investment contracts included in the Northrop Grumman Stable Value Master Trust, which are stated at contract value (see Note C). Quoted market prices are used to determine the fair value of the investments. In the accompanying statements of net assets available for plan benefits, the Plan's interest in the Northrop Grumman Corporation Savings and Investment Plan Master Trust (the "Master Trust") is stated at fair value, except for the investments in insurance and investment contracts, which are stated at contract value (see Note C). Quoted market prices are used to value investments (except insurance and investment contracts) in the Master Trust.

     Notes receivable from participants are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale or other disposition of securities or other investments held by the Master Trust are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes (if any) on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned in such a manner as the trustees deem equitable among the participants and former participants (if any) whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.

     Payment of Benefits - Benefits are recorded when paid. As of December 31, 1998 and 1997, benefits payable in cash to participants are $14,796,768 and $36,108,483, respectively. Additionally, the market values of shares of Northrop Grumman Corporation common stock to be distributed as of December 31, 1998 and 1997 are $8,785 and $574,050, respectively.

C.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     All investment and insurance contracts held by the Northrop Grumman Stable Value Master Trust (the "Stable Value Master Trust") as of December 31, 1998, and the Master Trust as of December 31, 1997, are considered to be fully benefit - responsive and, therefore, are reported at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses.

     The following information is disclosed for the investment and insurance contracts within the Stable Value Master Trust as of December 31, 1998, and the Master Trust as of December 31, 1997 (in millions):

                                                         1998         1997

     Contract value of assets                           $1,299        $869
     Fair value of assets                               $1,343        $899
     Average yield on assets for on December 31           7.09 %      7.27 %
     Crediting interest rate of assets
       at December 31                                     7.08 %      6.50 %
     Duration                                       2.58 Years    2.89 years

D.  INVESTMENTS

    Except for its insurance and investment contracts (see Note C), the Plan's investments as of December 31, 1998 and 1997, are stated at fair value as determined by quoted market prices.

    On January 1, 1998, Northrop Grumman Corporation pooled all of the insurance and investment contracts for the Northrop Grumman Corporation Savings and Investment Plan Master Trust, the Northrop Grumman Master Trust, and the contracts held by the Northrop Grumman Electronic Sensors and Systems Division Savings and Investment Program into the Master Trust.

    Investments held at contract value in the Master Trust as of December 31, 1998 are as follows (in thousands):

      Guaranteed and Bank Investment Contracts                      $1,298,790
      Northrop Retirement Savings Temporary Investment Fund             60,090
      Accrued Income                                                       113
                                                                    ----------
      Total                                                         $1,358,993

    The Plan's investment in the Master Trust as of December 31, 1998 is as follows (in thousands):

      Contract Value of Guaranteed and Bank Investment Contracts    $  868,476
      Net securities sales pending settlement                             -
         Total                                                      $  868,476
                                                                    ----------
      Percentage of ownership                                           63.91%

    Investment income in the Master Trust was $91,158,197 for the year ended December 31, 1998.

     Except for its insurance and investment contracts (see Note C), the Plan's investments as of December 31, 1997 are stated at fair values determined and reported by Bankers Trust Company, the trustee, in accordance with the Master Trust Agreement established by Northrop Grumman Corporation. Proportionate interests of each participating plan are ascertained on the basis of the trustee's equitable share accounting method for master trust arrangements. Plan assets represent 98% of total net assets reported by the trustee of the Master Trust as of December 31, 1997. The trustee's administration fees and investment management fees are charged to the Plan.

     The net assets of the Master Trust at fair value consist of the following as of December 31, 1997:

     Assets:
       Temporary investments                    $   209,385,012
       U.S. government securities                   163,627,269
       Corporate debt instruments                    86,611,718
       Corporate stocks                           2,203,605,503
       Investment and insurance contracts           869,768,970
       Dividends and interest receivable              5,447,669
       Due from broker for securities sold           19,233,354
       Notes receivable from participants            51,819,246
                                                ---------------
     Total assets                                 3,609,498,741
                                                ---------------


     Liabilities:
       Options outstanding                               (2,043)
       Due to broker for securities purchased        51,395,425
                                                ---------------
     Total liabilities                               51,393,382
                                                ---------------

     Net assets of the Master Trust             $ 3,558,105,359
                                                ===============


     The Master Trust held approximately 5,234,524 shares of Northrop Grumman Corporation common stock with a fair value of $601,970,260 as of December 31, 1997, which are included in the determination of net assets available to the Plan at December 31, 1997.

     Investment income for the Master Trust for the period ended July 1, 1998 is as follows:

Net appreciation (depreciation) in fair value of investments:
  U.S. government securities                                  $  1,153,393
  Corporate debt instruments                                       762,666
  Corporate stocks                                             239,962,559
  Other                                                            356,441
                                                               -----------
                                                              $242,235,060

  Interest                                                      15,757,575
  Dividends                                                     21,410,553
  Investment expense                                            (3,744,175)
                                                               -----------
Total                                                         $239,900,801
                                                              ============

E.   UNIT VALUES

     Participation units outstanding at December 31, 1998 and 1997, and participant's equity per unit at the end of each quarter within the years then ended, are as follows:

                                             Participant's Equity per Unit
                           Units        ---------------------------------------
                        Outstanding       March   June     September   December
1998                    December 31        31      30         30         31

Northrop Grumman Fund   6,801,043.744    $61.06   $48.73     $29.62     $54.12
Stable Value Fund     225,429,267.648      3.80     3.70       3.76       3.86
Fixed Income Fund      19,988,067.843     14.94    12.91      13.50      14.61
U.S. Equity Fund       24,926,961.203     52.84    50.88      44.23      55.93
Equity Growth Fund    126,844,030.400      2.98     3.04       2.70       3.43
Small Cap Fund         61,805,012.515      1.45     1.15       0.99       1.19
International Fund     28,620,501.816      1.55     1.03       1.80       1.24
Balanced Fund          57,665,557.698      1.37     1.28       1.20       1.34

1997

Northrop Grumman Fund   7,091,622.483    $53.67   $61.87     $88.84     $86.38
Stable Value Fund     243,021,711.265      3.54     3.60       3.66       3.69
Fixed Income Fund      18,817,505.962     12.78    13.16      13.48      13.58
U.S. Equity Fund       26,024,135.621     35.76    40.59      45.72      44.67
Equity Growth Fund    149,344,975.088      2.09     2.41       2.64       2.59
PAYSOP Fund                      .000     75.63    87.61     121.38       0.00
Small Cap Fund         53,311,302.140      0.91     1.05       1.02       1.16
International Fund     27,571,892.043      0.84     1.06       1.12       1.13
Balanced Fund          50,611,393.693      0.83     0.99       1.13       1.14

F.   TRANSACTIONS WITH PARTIES-IN-INTEREST

     In Plan management's opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

G.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, the interests of all participants in their accounts are 100% vested and nonforfeitable.

H.   INCOME TAXES

     The Internal Revenue Service (the "IRS") ruled in 1989 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "IRC"), and therefore, the related trust is not subject to tax under the present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred which might adversely affect the Plan's qualified status. On November 6, 1996, the Company received a favorable determination letter from the IRS stating that the Plan, as amended, continues to meet the requirements of Section 401(a) of the IRC.

I.   DESCRIPTION OF PLAN MERGERS

     Effective January 1, 1998, plan assets of $49,348,374 of the Northrop Grumman Retirement and Savings Plan were merged into the Plan.

     Effective April 1, 1998, the following plan assets were merged into the
     Plan:

          $8,994,131 of the Grumman Technical Services, Inc. Aircraft Services Unit (Operations and Maintenance) Capital Accumulation Plan

          $480,298 of the Grumman Technical Services, Inc. Represented Employee Investment Plan

          $140,345 of the Grumman Technical Services, Inc. Capital Accumulation Plan SPC - Represented Employees

          $4,096,989 of the Grumman St. Augustine Corporation Capital Accumulation Plan

          $399,275 of the Grumman Aerospace Corporation Electronics Systems Division (Salisbury, Maryland Operations) Capital Acquisition Plan

          $5,238,270 of the Georgia Production Site Retirement and Savings Plan

     Effective July 1, 1998, plan assets of $5,139,182 of the Grumman Systems Support Corporation Money Purchase Pension Plan were merged into the Plan.

     The total transferred net assets of $73,836,864 have been recognized in the accounts of the Plan at their balances as previously carried in the accounts of the former plans.


                                     ******

NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN

Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

  (a)                    (b)                                (c)                                            (d)            (e)
        Identity of Issuer, Borrower, Lessor     Description of Investment                                Cost         Current Value
               or Similar Party
--------------------------------------------------------------------------------

   *    Northrop Grumman                      Participation in Stable Value Unitized Fund               824,511,528     878,911,835
   *    Fidelity                              Magellan Fund                                             226,756,196     427,406,112
   *    Northrop Grumman                      Common Stock                                              130,893,625     359,145,979
   *    Bankers Trust                         Pyramid Equity Index Fund                                  82,044,941      91,307,092
   *    Bankers Trust                        Participation in Pyramid Directed Cash Account             45,583,753       45,583,753
   *    Bankers Trust                        Participation in Pyramid Directed Cash Account             35,221,748       35,221,748
        MCI Worldcom Inc.                     Common Stock                                               13,951,322      30,538,136
        Pfizer Inc.                           Common Stock                                                9,686,927      27,750,000
        General Electric Co.                  Common Stock                                               13,819,283      25,979,400
        Microsoft Corp.                       Common Stock                                                9,464,506      23,771,123
        Citigroup Inc.                        Common Stock                                               21,221,073      23,432,861
        RCM Growth Equity Fund #8760          Mutual Fund Shares                                         25,804,914      22,446,916
        Cisco Systems Inc.                    Common Stock                                                7,469,159      20,827,237
   *    Bankers Trust                         Participation in Pyramid Broad Market Fixed Income Fund    18,986,843      19,202,282
        International Business Machines Corp. Common Stock                                                8,348,907      17,589,375
        Intel Corp.                           Common Stock                                                8,303,873      16,954,509
        Chase Manhattan Corp (New)            Common Stock                                               10,124,492      16,034,356
        Capital Guardian Trust Co             Small Cap Daily Fund                                       11,981,056      15,541,425
        Federal National Mortgage Assn.       TBA 6.0% 30 Year 1/1/2028                                  14,070,469      14,112,241
        Bank of America Corp                  Common Stock                                               10,741,848      14,042,915
        Home Depot Inc.                       Common Stock                                                5,924,241      13,755,062
        Applied Materials Inc.                Common Stock                                                6,757,916      13,446,720
        Ford Motor Co.                        Common Stock                                                7,690,904      13,082,318
        Capital Guardian                      International Equity Daily Fund                            10,012,873      12,349,961
        Tyco International LTD.               Common Stock                                                6,265,924      12,205,868
        Nokia Corp                            Common Stock                                                2,256,051      12,200,369
        Federal National Mortgage Assn.       TBA 6.5% 30 Year 1/1/2028                                  12,048,594      12,078,720
        Medtronic Inc.                        Common Stock                                                2,592,797      12,063,234
        PIC                                   Small Cap Investment Fund Debt                             10,189,668      11,487,819
        America Online Inc.                   Common Stock                                                2,297,195      11,479,250
        America Home Products Corp.           Common Stock                                                8,693,303      11,308,825
        United States Treasury                Treasury Bond DTD 08/15/1997 6.375% 08/15/2027             10,801,273      11,246,585
        Texas Instruments Inc.                Common Stock                                                6,507,314      11,054,188
        Warner Lambert Co                     Common Stock                                                5,829,540      10,947,373
        Lincoln National Corp                 Common Stock                                                5,454,370      10,505,025
        Time Warner Inc.                      Common Stock                                                3,604,219      10,432,790
        USG Corp.                             Common Stock                                               10,302,440      10,325,133
        United States Treasury                Treasury Notes DTD 02/15/1993 6.250% 02/15/2003             9,926,239      10,204,875
        Aetna Inc.                            Common Stock                                                9,291,660       9,666,944
        Amgen Inc                             Common Stock                                                5,662,030       9,515,233
        Scudder International Equity          International Equity Retirement Trust                       8,750,000       9,488,755
        Altera Corp.                          Common Stock                                                5,992,568       9,459,975
        Airtouch Communication                Common Stock                                                4,237,402       9,416,940


                                      -18-

        American International Group Inc.     Common Stock                                                4,970,095       9,396,781
        Philip Morris Cos Inc.                Common Stock                                                6,849,690       9,367,850
        Foreign Discover                      Rowe T Price Trust Fund                                     7,950,000       9,328,208
        Ascend Communications Inc.            Common Stock                                                6,081,057       9,231,300
        McDonalds Corp                        Common Stock                                                7,872,298       8,979,440
        Merck & Co.                           Common Stock                                                6,995,883       8,850,000
        Countrywide Credit Industries Inc.    Common Stock                                                4,571,656       8,742,750
        Wal Mart Stores Inc                   Common Stock                                                4,460,898       8,632,428
        Schroder                              Capital Funds                                               9,028,862       8,625,159
        Bank One Corp.                        Common Stock                                                7,833,864       8,355,439
        Merrill Lynch & Co.                   Common Stock                                                9,518,319       8,350,425
        DaimlerChrysler                       Common Stock                                                4,598,149       8,299,363
        Networks Associates Inc.              Common Stock                                                5,295,031       8,251,438
   *    Bankers Trust                         Pyramid Equity Index Fund                                   7,586,193       8,025,340
        Federal National Mortgage Association Common Stock                                                5,121,332       8,006,800
        United States Treasury                Treasury Notes DTD 03/15/1995 6.875% 03/31/2000             7,990,091       8,003,502
        GTE Corp                              Common Stock                                                6,002,376       7,995,000
        Exel LTD                              Class A ORD                                                 3,757,043       7,875,000
        Mobil Corp.                           Common Stock                                                5,686,205       7,684,425
        Federal Home Loan MTG Corp.           TBA 15 Year 6.0% 1/1/2013                                   7,540,563       7,575,897
        Adobe Systems Inc.                    Common Stock                                                6,431,485       7,564,150
        Dell Computer Corp.                   Common Stock                                                2,594,758       7,523,726
        Lowes Cos Inc.                        Common Stock                                                2,636,855       7,376,191
        SLM Holding Corp.                     Common Stock                                                4,254,783       7,372,800
   *    Bankers Trust                         Russell 2000 Equity Index Fund                              6,566,624       7,343,076
   *    Bankers Trust                         Participation in Pyramid Directed Cash Account              7,323,712       7,323,712
   *    CBS Corp.                             Common Stock                                                6,533,652       7,222,141
        Washington Mutual Inc                 Common Stock                                                5,951,815       7,220,256
        Burlington North Santa Fe Corp.       Common Stock                                                5,861,848       7,106,875
        Government National MTG Assn          Pass thru CTF Pool #780191 7.5% 7/15/2025                   6,853,833       6,957,878
        Hewlett Packard Co.                   Common Stock                                                5,254,993       6,913,276
        Schering Plough Corp.                 Common Stock                                                4,720,544       6,746,025
        Federal Home Loan MTG Corp.           Series A DTD 6/24/1998 6.22% 6/24/2008                      6,545,000       6,677,929
        Rite Aid Corp                         Common Stock                                                4,437,958       6,606,800
        Proctor & Gamble Co.                  Common Stock                                                3,319,224       6,181,891
        Associates First Cap Corp.            Common Stock                                                5,406,483       6,169,546
        Federal National Mortgage Assn.       TBA 6.0% 15 Year 1/1/2013                                   5,990,000       6,015,000
        United States Treasury                Treasury Notes DTD 12/31/1998 4.625% 12/31/2000             5,907,836       5,909,204
        Kohl's Corp                           Common Stock                                                4,692,730       5,887,744
        Oracle Corp.                          Common Stock                                                3,678,595       5,817,563
   *    Bankers Trust                         Pyramid Balanced Fund                                       5,532,180       5,714,129
        Atlantic Richfield Co.                Common Stock                                                6,120,227       5,700,700
        Lockheed Martin Corp                  Common Stock                                                6,200,120       5,695,200
        Morgan Stanley Dean Witter Discover &
        Co.                                   Common Stock                                                3,548,237       5,692,070
        Household International Corp          Common Stock                                                4,818,149       5,678,263
        Bell Atlantic Corp.                   Common Stock                                                3,842,539       5,621,940
        Clear Channel Communictions Inc.      Common Stock                                                3,672,979       5,618,950
        Johnson & Johnson                     Common Stock                                                4,122,187       5,586,075
        Bristol Myers Squibb Co.              Common Stock                                                2,298,150       5,553,240
        AES Corp.                             Common Stock                                                4,557,323       5,448,125
        KLA-Tencor Corp                       Common Stock                                                3,658,551       5,417,538
        Xerox Corp                            Common Stock                                                4,194,573       5,404,400
        UNUM Corp .                           Common Stock                                                3,890,661       5,335,475
        Baxter International Inc.             Common Stock                                                4,125,160       5,286,529


                                      -19-

        ICN Pharmaceutical Inc                Common Stock                                                9,581,753       5,190,175
        Lucent Technologies Inc               Common Stock                                                1,720,606       5,171,264
        Eli Lilly & Co.                       Common Stock                                                1,292,781       5,142,361
        United States Treasury                Treasury Bonds Stripped Prin Pmt 12.000% 05/15/2005 DTD
                                              11/15/1985                                                  4,740,370       5,124,292
        AT&T Corp.                            Common Stock                                                3,230,530       5,090,400
        Tele Communications Inc               Liberty Media Group Ser A                                   1,622,483       5,089,962
        Bank New York Inc.                    Common Stock                                                4,002,972       5,071,500
        3Com Corp                             Common Stock                                                3,994,758       5,052,666
        Guidant Corp                          Common Stock                                                1,925,098       5,038,000
        Centaur FDG Corporation               Preferred shares Series B 144 A                             4,800,000       5,019,000
        Federal Home Loan MTG Corp.           Discount note 1/20/1999                                     4,976,011       4,989,000
        EMC Corp Mass                         Common Stock                                                1,725,784       4,972,500
        Air Products & Chemicals Inc.         Common Stock                                                4,064,518       4,948,000
        Fort James Corp                       Common Stock                                                4,461,392       4,948,000
        Coca Cola Co.                         Common Stock                                                3,781,818       4,924,500
        Gap Stores Inc.                       Common Stock                                                1,515,530       4,892,697
        Aluminum Co. America                  Common Stock                                                4,111,978       4,734,751
        K N Energy Inc                        SR Note Dated 11/25/1998 6.450% 11/30/2001                  4,696,616       4,717,155
        MBNA Corp                             Common Stock                                                3,324,725       4,714,147
        Colgate Palmolive Co.                 Common Stock                                                2,269,740       4,699,475
        Burlington Res Inc                    Common Stock                                                5,051,576       4,691,503
        Home Ownership Funding                144A Preferred                                              4,804,297       4,616,730
        Staples Inc.                          Common Stock                                                3,287,723       4,582,871
        Federated Departent Stores Inc.       Common Stock                                                4,096,472       4,578,471
        IBP Inc.                              Common Stock                                                3,538,999       4,502,725
        Columbia HCA Healthcare Corp.         Common Stock                                                5,038,720       4,487,175
        Merita Bk Ltd                         Cap Secs Step-up Perpetual 144A 12/29/2049                  4,499,460       4,353,930
        SBC Commuications Inc.                Common Stock                                                2,670,205       4,338,263
        United States Treasury                Treasury Bond DTD 11/15/1997 6.125% 11/15/2027              4,201,640       4,281,590
        Du Pont E I De Nemours &Co            Common Stock                                                3,832,648       4,245,040
        United States Treasury                Treasury Note Stripped Prin Pmt 11/15/2001                  3,991,333       4,136,785
        Provident Cos.                        Common Stock                                                3,221,642       4,129,250
        RJR Nabisco Holdings Corp.            Common Stock                                                4,031,249       4,126,632
        Hasro Inc.                            Common Stock                                                2,942,130       4,118,250
        Praxair Inc.                          Common Stock                                                5,746,275       4,117,200
        Federal National Mortgage Assn Dwarf  TBA 6.5% 15 Year 1/1/2013                                   4,001,250       4,056,240
        First UN Corp                         Common Stock                                                2,049,138       4,013,658
        Comcast Corp.                         Common Stock                                                2,288,279       4,002,522
        Wells Fargo & Co                      Common Stock                                                2,366,354       3,993,800
        Omnicom Group                         Common Stock                                                1,148,983       3,990,400
        Chubb Corp.                           Common Stock                                                3,418,761       3,936,800
        Tellabs Inc.                          Common Stock                                                1,845,717       3,908,091
        Associates Corp. North America        SR Note DTD 10/30/1998, 5.750%, 11/01/2003                  3,848,499       3,884,535
        Eastman Kodak Co.                     Common Stock                                                4,051,464       3,866,400
        CSX Corporation                       Note DTD 10/28/98 6.25% 10/15/2008                          3,815,998       3,855,290
        Interstate Bakeries Corp.             Common Stock                                                3,888,329       3,828,222
        Monsanto Co.                          Common Stock                                                4,334,673       3,800,000
        Unocal Corp                           Common Stock                                                4,602,186       3,765,252
        Qwest Commuications International Inc.Common Stock                                                2,883,025       3,750,000
        United States Treasury                Treasury Notes DTD 11/61/1998 4.750% 11/15/2008             3,721,853       3,723,858
        Cigna Corp                            Common Stock                                                2,805,459       3,718,755
        HBO & CO                              Common Stock                                                3,923,621       3,709,358
        Schwab Charles Corp                   Common Stock                                                1,217,585       3,708,408
        Safeway Inc                           NT DTD 11/09/1998 5.750% 11/15/2000                         3,691,638       3,707,400


                                      -20-

        Viacom Inc                            Class B Common Non-voting Stock                             2,857,557       3,700,000
        Archer Daniels Midland Co.            Common Stock                                                3,829,069       3,675,453
        Halliburton Co.                       Common Stock                                                4,347,255       3,655,725
        PNC Bank Corp.                        Common Stock                                                3,525,766       3,650,400
        Coca Cola Enterprise Inc.             Common Stock                                                1,714,783       3,646,500
        Deere & Co.                           Common Stock                                                4,510,850       3,629,400
        AMR Corp.                             Common Stock                                                2,865,500       3,497,188
        Amkor Techology Inc.                  Common Stock                                                2,624,770       3,485,030
        Masco Corp                            Common Stock                                                2,309,165       3,481,625
        Dover Corp                            Common Stock                                                2,535,814       3,479,375
        Global Marine Inc.                    Common Stock                                                6,807,097       3,477,600
        Motorola Inc.                         Common Stock                                                2,945,942       3,462,272
        ACE LTD                               Common Stock                                                3,111,141       3,426,581
        Quintiles Transnational Corp.         Common Stock                                                1,908,441       3,416,000
        Texaco Inc.                           Common Stock                                                3,188,096       3,413,200
        Avon Products Inc.                    Common Stock                                                3,189,991       3,407,250
        Schlumberger LTD.                     Common Stock                                                2,986,612       3,390,013
        Micron Electronics                    Common Stock                                                3,511,009       3,344,872
        Federal Home Loan MTG Corp.           PARTN CTF Group #G10381 6.50% 9/1/2010                      3,213,721       3,328,363
        Williams Co                           Common Stock                                                3,143,143       3,274,740
        United Technologies Corp              Common Stock                                                2,199,749       3,262,500
        Allstate Corp.                        Common Stock                                                2,818,032       3,260,950
        Dana Corp.                            Common Stock                                                3,956,659       3,257,738
        Teradyne Inc.                         Common Stock                                                2,437,486       3,254,400
        Kmart Corp                            Common Stock                                                2,900,939       3,227,980
        United States Treasury                Treasury Bonds DTD 02/15/1991 7.875% 02/15/2021             2,894,130       3,156,384
        Nike Inc.                             Common Stock                                                4,073,748       3,155,801
        Payless Shoesource Inc.               Common Stock                                                3,777,086       3,145,700
        Government National MTG Assn          TBA 8.0% 1/1/2028 30 Year                                   3,119,219       3,118,110
        St. Paul Cos. Inc.                    Common Stock                                                3,601,633       3,077,469
        Tenet Healthcare Corp                 Common Stock                                                3,292,570       3,026,625
        Abbott Labs                           Common Stock                                                1,454,105       3,008,600
        LB Commercial Conduit Mtg Trust       1998-C4 Mtg Pass Thru CTF CL A-1-A 5.970% 08/15/2006        3,001,928       3,003,834
        Arrow Electronics Inc.                Common Stock                                                2,424,012       2,999,731
        Consolidated Stores  Corp.            Common Stock                                                4,473,338       2,991,862
        Newell Co.                            Common Stock                                                3,098,542       2,978,250
        Bowater Inc.                          Common Stock                                                3,250,197       2,975,248
        Queens Health Sys                     Commercial Paper Disc DTD 11/23/1998 Due 1/19/1999          2,975,063       2,975,063
        Cadence Design Systems                Common Stock                                                2,869,400       2,972,025
        Raytheon Co.                          Common Stock                                                3,103,728       2,961,722
        Trinity Industries Inc.               Common Stock                                                2,868,581       2,933,700
        Federal-Mogl Fing TR                  GTD TR Preferred SECS CONV % 144A Stock    2,252,275        2,930,625
        Alza Corp.                            Common Stock                                                2,480,760       2,926,000
        CSX Corp.                             Common Stock                                                3,197,860       2,900,850
        Conagra Inc.                          Common Stock                                                2,647,895       2,885,400
        United States Treasury                Treasury Notes Series J DTD 05/31/1996 6.500% 05/31/2001    2,784,999       2,833,478
        Infinity Broadcasting Corp            Common Stock                                                2,121,750       2,833,313
        Allied Signal Inc                     Common Stock                                                2,167,786       2,791,719
        Hilton Hotels Corp                    Common Stock                                                2,965,822       2,780,775
        Astra AB                              Sponsored ADR RESTG  A SH                                   2,251,461       2,758,393
        Texas Utilities Co.                   Common Stock                                                2,252,000       2,754,592
        FFTW International Hedge Fund         Participation in FFTW #30242R873                            2,677,467       2,745,942
        Dun & Bradstreet Corp                 Common Stock                                                2,534,503       2,739,668
        Solectron Corp                        Common Stock                                                  708,924       2,732,377


                                      -21-

        Compaq Computer Corp.                 Common Stock                                                2,419,403       2,730,000
        Emerson Electronic Co.                Common Stock                                                2,657,420       2,722,500
        General Mills Inc.                    Common Stock                                                2,391,686       2,721,250
        Autodesk Inc.                         Common Stock                                                2,580,271       2,693,613
        Gannett Inc.                          Common Stock                                                2,196,944       2,689,650
        Noble Drilling Corp.                  Common Stock                                                5,710,248       2,688,516
        Fleet Financial Group Inc.            Common Stock                                                2,191,112       2,672,342
        Ensco International                   Common Stock                                                6,054,594       2,637,798
        Avnet Inc.                            Common Stock                                                2,169,882       2,613,600
        PNC Mtg Secs Corp                     Mtg Pass Thru CTF 98-2 CL IIIA7 6.750% 03/25/2013           2,570,279       2,602,039
        Goodyear Tire & Robber Co.            Common Stock                                                2,985,036       2,582,426
   *    Bankers Trust                         Pyramid Daily International Equity Index                    2,339,643       2,536,784
        General Motors Corp.                  Common Stock                                                1,861,163       2,526,174
        Residential Fdg Mtg Secs I Inc        Mtg Pass Thru CTF Ser 1997-S122 CL A-18 6.750% 08/25/2027   2,445,939       2,511,688
        Black & Decker Holding Inc.           Serial Note 144A DTD 6/26/98 7.05% 7/1/2028                 2,495,925       2,502,425
        Tele Communications Inc               TCI Group SER A                                               823,633       2,498,599
        Raytheon Co.                          Common Stock                                                2,441,808       2,470,800
        Owens Ill Inc.                        Common Stock                                                2,853,132       2,465,313
        Sealed Aid Corp                       Common Stock                                                1,762,932       2,451,024
        Promus Hotel Corp.                    Common Stock                                                2,494,076       2,415,175
        General Re Corp.                      Common Stock                                                1,621,287       2,391,000
        Lockheed Martin Corp                  Common Stock                                                2,640,798       2,372,577
        Sears Roebuck & Co.                   Common Stock                                                2,589,311       2,367,250
        United States Treasury                Treasury Notes DTD 08/15/1995 6.500% 08/15/2005             2,272,335       2,362,979
        Occidental Pete Corp.                 Common Stock                                                3,119,763       2,359,125
        Textron Inc.                          Common Stock                                                1,190,329       2,354,078
        Pharmacia & Upjohn Inc.               Common Stock                                                2,001,013       2,338,613
        Sundstrand Corp.                      Common Stock                                                1,906,818       2,334,375
        Parker Hannifin Corp                  Common Stock                                                2,412,284       2,321,975
        Illinois Tool Works Inc.              Common Stock                                                1,184,104       2,320,000
        Annheuser Busch Companies Inc.        Common Stock                                                1,479,617       2,296,875
        PPG Industries Inc.                   Common Stock                                                2,031,944       2,286,788
        Ameritech Corp.                       Common Stock                                                1,726,305       2,281,500
        Conoco Inc.                           Common Stock                                                2,591,627       2,222,325
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool # 420778 6.5% 6/1/2028           2,168,747       2,198,778
        Jostens Inc.                          Common Stock                                                1,796,728       2,173,604
        Lucasvarity                           Common Stock                                                2,360,984       2,167,450
        Sun Microsystems Com.                 Common Stock                                                1,031,238       2,157,750
        Dayton Hudson Corp.                   Common Stock                                                1,888,547       2,115,750
        Republic Industries Inc               Common Stock                                                2,183,856       2,115,225
        United Healthcare Corp                Common Stock                                                2,210,396       2,110,087
        Kellogg Co                            Common Stock                                                2,060,962       2,081,625
        Jones Apparel Group Inc.              Common Stock                                                2,250,271       2,073,922
        United States Treasury                Treasury Notes DTD 07/31/1998 5.375% 07/31/2000             2,064,094       2,072,427
        Allied Waste Industries Inc.          Common Stock                                                1,663,135       2,071,913
        Bestfoods                             Common Stock                                                1,426,621       2,066,100
        Crown Cork & Seal Inc.                Common Stock                                                2,840,824       2,064,471
        United States Treasury                Treasury Bond DTD 08/15/1998 5.500% 08/15/2028              2,084,435       2,056,805
        Federal National Mortgage Assn.       TBA 7.5% 30 Year 1/1/2028                                   2,055,625       2,054,360
        Federal National Mortgage Assn.       30 Year TBA 7.0% 1/1/2028                                   2,039,375       2,040,000
        Fox Entertainment Group Inc           Common Stock                                                1,853,754       2,035,125
        LOEWS Corp                            Common Stock                                                1,617,651       2,004,300
        Unilever N V                          Common Stock                                                  848,509       1,990,512
        Repsol Intl Financing                 Commercial Paper Disc DTD 12/29/1998 Due 3/29/1999          1,974,650       1,974,650


                                      -22-

        Government National MTG Assn          Pass thru CTF Pool #354686 7.5% 11/15/2023                  1,965,324       1,973,983
        Nabisco Holdings Corp.                Common Stock                                                1,802,856       1,971,250
        Analog Devices INC                    Common Stock                                                1,356,195       1,938,975
        Gateway 2000 Inc.                     Common Stock                                                1,729,422       1,934,906
        Amerada Hess Corp.                    Common Stock                                                1,978,695       1,920,350
        United States Treasury                Treasury Bonds DTD 11/15/1996 6.500% 11/15/2026             1,663,922       1,918,637
        Saks Inc.                             Common Stock                                                1,375,294       1,909,562
        First Data Corp.                      Common Stock                                                1,846,746       1,896,563
        Internpublic Group Cos Inc.           Common Stock                                                  472,750       1,854,188
        Government National MTG Assn          Remic TR 1998-17 CL F floating rate 7/16/2028               1,849,310       1,839,241
        Union Pac. Corp.                      Common Stock                                                1,762,041       1,829,558
        Baker Hughes Inc.                     Common Stock                                                1,645,232       1,828,065
        Dollar Gen Corp                       Common Stock                                                1,536,211       1,823,850
        First Energ Corp.                     Common Stock                                                1,733,890       1,817,015
        Federal Home Loan MTG Corp.           PARTN CTF Group #E00544 7.0% 4/1/2013                       1,802,368       1,813,466
        Neiman Marcus Group                   Common Stock                                                1,824,088       1,805,511
        Costco Cos.                           Common Stock                                                1,666,107       1,804,700
        May Dept. Stores Co.                  Common Stock                                                1,643,758       1,799,175
        Northeast Utils. Com.                 Common Stock                                                1,448,017       1,772,800
        Gartner Group Inc.                    Common Stock                                                1,738,903       1,748,875
        Keycorp                               Common Stock                                                1,630,192       1,731,200
        Pacificare Health Systemes Inc.       Common Stock                                                1,535,952       1,716,900
        Chevron Corp.                         Common Stock                                                1,039,103       1,716,817
        Vornado Realty Tr                     Common Stock                                                2,065,000       1,675,000
        Computer Associates International Inc Common Stock                                                1,467,090       1,674,097
        Nextel Communications Inc.            Common Stock                                                1,634,718       1,641,938
        York International Corp               Common Stock                                                1,762,592       1,632,520
        Hibernia Corp                         Common Stock                                                  788,748       1,612,400
        Sprint Corp.                          Common Stock                                                1,188,757       1,598,375
        Pacificare Health Systemes Inc.       Common Stock                                                1,240,562       1,590,000
        Black & Decker Corp                   Common Stock                                                  966,352       1,580,977
        Tenneco Inc.                          Common Stock                                                1,915,243       1,560,085
        R&B Falcon Corp.                      Common Stock                                                5,036,230       1,529,375
        American Standard CDS Inc.            Common Stock                                                1,498,229       1,526,400
        Delta Airlines Inc.                   Common Stock                                                1,567,570       1,518,400
        CNF Transportation Inc.               Common Stock                                                1,564,530       1,506,276
        Western Digital Corp                  Common Stock                                                1,933,068       1,491,237
        Minnesota MNG & MFG Co.               Common Stock                                                1,770,828       1,486,513
        Seagate Techology                     Common Stock                                                1,409,191       1,479,225
        Continental Airlines Inc.             Common Stock                                                1,628,820       1,474,000
        Advanced Micro Devices Inc.           Common Stock                                                1,215,675       1,450,000
        B F GoodrichCo.                       Common Stock                                                1,489,862       1,438,588
        Gilette Co.                           Common Stock                                                1,251,505       1,434,390
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool # 439939 6.5% 10/1/2028          1,427,032       1,428,813
        Peoplesoft Inc.                       Common Stock                                                1,629,514       1,420,350
        Government National MTG Assn          Pass thru CTF Pool #405558 7.5% 1/15/2026                   1,394,925       1,409,657
        Money Store Tr                        1998-A Asset Bkd CTF CL Av Var RT 06/15/2029                1,395,508       1,384,672
        Peak Trends                           Trust Enhanced Dividend Securities                          2,113,055       1,383,113
        Nordstrom Inc. Com.                   Common Stock                                                1,170,823       1,380,582
        United States Treasury                Treasury Bond DTD 02/15/1997 6.625% 02/15/2027              1,304,783       1,360,232
        Corning Inc.                          Common Stock                                                  948,404       1,345,500
        Weatherford Intlo Inc                 Common Stock                                                1,995,697       1,340,266
        American Power Conversion             Common Stock                                                  657,050       1,336,889
        Financing Corp                        Coupon FICO Strips SER 12-INT PMT on 9.9% 2018 6/6/2003     1,232,512       1,334,410
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool #190750 6.0% 4/1/2009            1,278,330       1,325,120
        Green Tree Financial Corp             97-5 MFD Housing SR/SUB Pass thru CTF A-4 6.42% 5/15/2029   1,299,391       1,311,375
        Quebec Prov CDA                       Medium Term NTS Book Entry Tranche # TR 00049 03/02/2026     1,150,000      1,304,146


                                      -23-

        Sony Corp.                            Common Stock                                                1,554,485       1,296,000
        United States Treasury                Treasury Notes DTD 05/31/1998 5.500% 05/31/2003             1,273,730       1,290,625
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool # 437266 5.5% 8/1/2028           1,290,580       1,285,552
        Cablevision Systems Corp              Common Stock                                                  867,425       1,278,188
        US Bancorp                            Common Stock                                                1,203,832       1,278,000
        Ford Motor CR Co.                     Global Bond Issue # US345397RP0 6.5% 2/28/2002              1,261,823       1,277,758
        BP Amoco PLC                          Common Stock                                                1,221,031       1,270,500
        Union Camp Corp.                      Common Stock                                                  931,481       1,261,950
        Champion International Corp.          Common Stock                                                1,272,898       1,255,500
        IMS Health Inc.                       Common Stock                                                  870,287       1,244,727
        Government National MTG Assn          Pass thru CTF Pool #454195 7.0% 8/15/2028                   1,204,169       1,211,564
        Tricon Global Restaurants Inc.        Common Stock                                                  908,333       1,203,000
        United States Treasury                Treasury Bonds DTD 08/15/1995 6.875% 08/15/2025             1,114,061       1,181,729
        Cendant Corp                          Common Stock                                                1,280,079       1,174,230
        Best Buy Inc.                         Common Stock                                                  720,727       1,169,194
        AMP Inc.                              Common Stock                                                  911,361       1,167,825
        Symbol Technologies Inc.              Common Stock                                                  648,521       1,157,278
        Bausch & Lomb Inc.                    Common Stock                                                1,035,878       1,140,000
        Hospitality Properties                TR SR Note DTD 2/24/1998 7.0% 3/1/2008                      1,222,795       1,131,484
        Bankers Trust                         Participation in Pyramid Directed Cash Account              1,117,602       1,117,602
        Office Depot Inc.                     Common Stock                                                  912,033       1,111,890
        United States Treasury                Treasury Notes DTD 07/15/1996 7.000% 07/15/2006             1,035,549       1,098,739
        Capital Desjardins Inc.               Serial Note Series A 144A 7.37% 8/8/2005                    1,015,550       1,086,280
        Circuit City Stores Inc.              Common Stock                                                1,037,181       1,083,655
        Federal National Mortgage Assn.       GTD Remic pass thru CTF CL 157E RT93-157 5/25/2022 prin only  783,897       1,080,613
        Royal Carribean Cruises               Common Stock                                                  805,303       1,058,200
        Donaldson Lufkin & Jenrette           Common Stock                                                  992,380       1,037,300
        Barnes & Noble Inc.                   Common Stock                                                  778,304       1,028,500
        Cardinal Health Inc.                  Common Stock                                                  743,951       1,024,313
        Mattel Inc.                           Common Stock                                                1,165,934       1,019,900
        Associates Corp. North America        Medium Term SR Notes , Tranche # TR00195 6.670% 7/28/2000   1,012,620       1,019,730
        Boeing Co.                            Common Stock                                                  606,154       1,011,375
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool #199434 6.0% 3/25/2009             958,281       1,005,620
        Federal Home Loan MTG Corp.           Multiclass MTG PARTN CTFS GTD SER G024 CL G024-J 6.25%
                                              11/25/2023                                                  1,023,594       1,003,750
        Barclays Bank                         PLC Institutional CTF DEP CD (Book E), 5.200% DTD
                                              11/24/98, Due 1/24/1999                                     1,000,000       1,000,000
        Union Pac Res Group Inc               Common Stock                                                2,732,121         988,773
        Federal National Mortgage Assn.       GTD Remic pass thru CTF TR 1993-G40 CL-FA variable rate
                                              12/25/2023                                                    986,580         983,443
        Structured Asset Secs Corp            Mtg Pass Thru CTF Ser 1998-4 CL A-2 5.896% 05/25/2028       1,000,000         977,110
        Government National MTG Assn          Pass thru CTF Pool #345036 7.5% 10/15/2023                    960,059         960,199
        Merit Securities Corp                 Coll Bd Ser 11 CL 3-a1 5.960% 05/28/2031                      961,391         957,507
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool # 452415 6.0% 12/1/2028            953,184         952,789
        Kenametal Inc                         Common Stock                                                1,737,962         952,000
        Wisconsin Central Transportation      Common Stock                                                1,261,584         947,059
        Federal Home Loan MTG Corp.           Gold 15 Year TBA 6.0% 1/1/2014                                941,763         942,350
        MediaOne Group                        Common Stock                                                  909,064         940,000
        General Nutrition Cos Inc.            Common Stock                                                1,558,468         932,750
        United States Treasury                Treasury Note Stripped Prin Pmt 7.875% 08/15/2001             930,752         931,350
        Dominion Res Inc                      Common Stock                                                  803,964         930,325
        Massachusetts Mutual Life Ins Co      Surplus NT 144A 7.500% 03/01/2024                             916,978         911,123
        General Motors Corp.                  Common Stock                                                1,083,075         904,886
        Federal National Mortgage Assn.       GTD Remic pass thru CTF Remic TR 1992-138 CL-FB variable
                                              rate 8/25/2022                                                906,211         904,748
        Nucor Corp.                           Common Stock                                                  920,108         903,925

                                      -24-

        AAMES                                 98-B Mortgage Pass Through CTF CL A-1A, ADJ 6/15/2028         902,059         895,672
        SUSA Partnership L P                  NT DTD 11/07/1996 7.125% 11/01/2003                           918,414         892,377
        BMC Software Inc.                     Common Stock                                                  919,117         891,260
        Texas Utils Co                        Sr NT Ser B 6.375% 10/01/2004                                 859,450         886,841
        Beverly Enterprise                    Common Stock                                                1,134,527         885,600
        Structured Asset Secs Corp            Multicl Pass Thru CTF 98-C2 Var 144A CL A 01/25/2013          880,798         877,257
        WorldCom Inc GA                       NT DTD 08/11/1998 6.950% 08/15/2028                           815,104         875,017
        Zeneca Group PLC Sponsored            Common Stock                                                  538,635         870,575
        General Electric Cap Corp             Medium term notes Tranche # TR 00412 5.13% 4/1/2004 Steps
                                              up to 8.09%                                                   841,938         867,274
        Harrahs Entertainment                 Common Stock                                                1,335,269         862,840
        Federal Home Loan MTG Corp.           Multiclass MTG PARTN CTFS GTD SER 01404 CL F 3.50%
                                              11/15/2007                                                    802,222         834,634
        Metropolitan Life Ins Co              Surplus NT 144A 6.300% 11/01/2003                             802,560         812,176
        First NBC Credit Card Master          TR 97-1 Asset backed CTF CL A 6.15% 9/15/2004                 779,878         806,788
        Green Tree Financial Corp             SER 1996-2 CL-A1 6.45% 4/15/2027                              783,000         805,744
        Agco Corp.                            Common Stock                                                2,208,963         804,038
        Atlantic City Electric Co.            1st Mortgage, DTD 9/01/1993, 7.00% 9/01/2023                  712,845         800,078
        Pennsylvania Pwr & Lt Co              6.000% 06/01/2000                                             782,321         794,511
        United States Treasury                Treasury Notes DTD 03/02/1998 5.500% 02/28/2003               769,639         793,223
        Indymac Mortgage Holdings, Inc        Common Stock                                                1,928,889         792,225
        United States Treasury                Treasury Bills DTD 05/28/1998 MAT 05/27/1999                  783,592         783,592
        Banco Latinoamericano de ExportacionesS A European Note 44A, Tranche # TR0017, DTD 5/28/1997,
                                              7.200%, 5/28/2002                                               2,735         782,025
        Student Ln Marketing Assn             DTD 12/02/1987 9.400% 05/31/2002                              775,600         779,016
        Prudential Ins Co Amer                Cap NT 144A 6.875% 04/15/2003                                 743,903         775,200
        Federal National Mortgage Assn.       GTD Remic pass thru TR 1994-17 CL-F variable rate
                                              2/25/2009                                                     764,455         766,948
        Green Tree Financial Corp             97-6 MFD Housing SR/SUB Pass thru CTF A-4 6.47% 1/15/2029     749,883         754,688
        Oryx Energy Co.                       Common Stock                                                1,313,302         739,090
        GMAC Commercial Mortgage Securties IncMTG pass thru SER 1997-C1 CL A-3  6.869% 7/15/2029            700,348         735,616
        Federal Express Corp                  Pass thru 1998-1-A 6.72% 1/15/2022                            707,273         733,432
        Quebec Prov CDA                       Deb DTD 02/09/1994 7.125% 02/09/2024                          713,168         731,586
        MBNA Master Credit Card Tr II         Ser 97-F Asset Backed CTF CL A 6.600% 11/15/2004              698,810         725,809
        Xerox Corp                            Medium Term Notes Book Entry 5.910% 04/01/2037                700,000         718,529
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool # 313638 7.0% 7/1/2012             717,800         717,140
        Thermo Electron Corp.                 Common Stock                                                1,437,520         713,937
        Lehman Bros Holdings Inc              Medium Term NTS Book Entry Tranche #TR 00262 6.625%
                                              12/27/2002                                                    709,569         704,641
        Pier 1 Imports Inc.                   Common Stock                                                1,032,285         700,442
        New American Holdings Inc             GTD Sr Deb 10.125% 10/15/2012                                 683,040         697,458
        Firstplus Home Loan Owner             TR 1998-1 Asset backed note CL A-6 5/10/2020                  699,827         696,717
        Fairfax Final Holdings LTD            Note 6.875% 4/15/2008                                         699,097         696,500
        CIT RV TR                             1998-A Asset backed note CL A-4 6.09% 2/15/2012               679,926         692,002
        Olin Corp.                            Common Stock                                                  881,825         690,837
        Seagram Joseph E & Sons Inc           GTD Deb 8.875% 09/15/2011                                     682,002         685,314
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool # 379750 6.5% 5/1/2012             635,998         664,565
        Raytheon Co                           DTD 11/04/1998 6.150% 11/01/2008                              650,805         661,941
        Midland Bk Plc                        Sub NT DTD 06/24/1996 7.625% 06/15/2006                       628,482         661,560
        Comed Transitional FDG TR             SER 1998 NT CL A-6 5.63% 6/25/2009                            654,682         659,172
        International Lease Finance Corp      Medium Term NTS Book Entry Tranche # TR 00445 5.849%
                                              04/02/2001                                                  $ 644,573       $ 656,058
        Quantum Corp.                         Common Stock                                                  798,353         652,375
        Florida Residential Property & CAS JT
        Underwriting Association              SER 144A 7.25% 7/1/2002                                       629,042         651,666

                                      -25-

        Railcar Tr                            No 1992-1 TR NT 7.750% 06/01/2004                             634,061         631,552
        Citicorp                              Medium term note Tranche # SB 00195 DTD 11/6/1998 6.375%
                                              11/15/2008                                                    606,834         621,018
        Advanta                               Mortgage Loan TR SER 97-1 Asset Backed CTF CL A-6, FLTG RT,
                                              7/25/2027                                                     618,491         615,248
        Countrywide Home Loans Inc.           Medium term notes DTD 10/21/1998 5.62% 10/16/2000             600,000         598,230
        Federal Home Loan MTG Corp.           Multiclass MTG PARTN CTFS GTD SER 01511 CL L 0.00% 5/15/2008  556,943         589,780
        New Jersey Economic Dev Auth St       Pension Fdg Rev DTD 06/15/1997 7.425% 02/15/2029              500,000         586,950
        HRPT Properties                       TR SR Note CL A 6.75% 12/18/2002                              590,790         584,166
        Healthsouth Corp.                     Common Stock                                                1,062,740         574,294
        RalCorp Holdings Inc                  NT 8.750% 09/15/2004                                          573,190         571,005
        Newcourt Receivables Asset Tr         1997-1 Bkd NT CL A 4 6.193% 05/20/2005                        550,000         559,097
        American Express                      Commercial Paper 6.100%, DTD 12/29/98, Due 1/05/99            550,000         550,000
        Prudential Ins Co Amer                DTD 07/05/1995 7.650% 07/01/2007                              537,900         547,050
        Associated Materials Inc.             Common Stock                                                  616,643         545,200
        Sun Life CFA US Cap TR I              Ser 144A 8.526% 05/29/2049                                    500,000         542,615
        Federal National Mortgage Assn.       GTD Remic pass thru CTF TR 1993-169 CL-S 3.63% 9/25/2000      520,893         537,382
        Total SA B                            ADR Sponsored ADR                                             455,472         537,300
        Copelco Cap FDG TR                    1998-A Lease backed note CL A-4 5.92% 7/15/2003               519,869         527,145
        USA Waste Svcs Inc                    Sr NT DTD 12/17/1997 7.125% 12/15/2017                        512,250         525,780
        3M Employee Stock Ownership Plan TrustGTD Amortizing ESOP Note 144A 5.62% 7/15/2009                 525,000         522,874
        Philip Morris Cos Inc                 Puttable Reset Secs Purs 6.150% 03/15/2010                    509,734         514,233
        Money Store Tr                        1998-B Asset Bkd CTF CL AF-3 6.080% 07/15/2017                510,000         510,275
        Federal National Mortgage Assn.       GTD Remic pass thru TR Series 1997-M7 CL V 7.8544% 9/25/2007  497,448         509,658
        Time Warner Inc                       7.75% 06/15/2005                                              506,791         508,778
        Federal Home Loan MTG Corp.           PARTN CTF Group #G10777 9.0% 6/1/2010                         516,534         505,488
        NationsLInk Fdg Corp                  Coml Mtg Pass Thru CTF 1998-2 CL A-1 6.001% 11/20/2007        499,877         502,622
        First USA Credit Card Master          TR Asset backed CTF SER 94-6 CL A FLTG RT 10/15/2003          504,824         501,090
        Ford Credit Auto Owners               TR 1998-A Asset backed note CL A-3 5.65% 10/15/2001           498,691         500,935
        Finova Cap Corp.                      Note DTD 10/21/1998 5.875% 10/15/2001                         497,070         500,380
        Xerox Corp                            Medium Term Notes Book Entry Tranche # TR 00040 5.545%
                                              07/22/2037                                                    501,563         499,465
        CSXT Trade Receivables Master Trust   SER 1998-1 PARTN CTFS 6/25/2003 6.0% 7/25/2004                479,583         488,850
        Petroleum Geo-Svcs A/S                Sr NT DTD 04/02/1998 6.625% 03/30/2008                        497,905         488,105
        Prologis Trust                        Sr NT DTD 08/07/1998 7.050% 07/15/2006                        498,925         487,875
        Skandinaviska Enskilda Banken N Y     Sub NT Step Up 144A 6.500% 12/29/2049                         498,130         487,480
        Green Tree Financial Corp             96-3 MFD Housing SR/SUB Pass thru CTF A-5 7.35% 7/15/2026     469,486         485,421
        Fleet Financial Group Inc.            New Sub Debt 6.7% 7/15/2028                                   465,534         477,746
        American Express Co.                  Common Stock                                                  483,429         471,500
        Chase Commercial Mortgage Securities 1998-2 Mtg passthrough CTF CL A-2 6.39% 11/18/2030             455,038         464,891
        Federal Home Loan MTG Corp.           Multiclass MTG PARTN CTFS GTD SER 2081P CL C 6.25%
                                              10/15/2026                                                    452,795         464,310
        NationsBank Corp                      03/18/1998 5.75% 03/15/2001                                   458,238         463,910
        Signet Helco Trust                    Home Equity LN Asset Bkd CTF Ser 95-A 06/20/2004              467,226         463,505
        Tyco Intl Group S A                   NT 6.375% 06/15/2005                                          448,159         458,721
        General Electric Cap Corp             Medium term notes Tranche # TR 00269 DTD 4/3/1998 5.92%
                                              4/3/2001                                                      450,000         457,686
        MCI Communications Corp               NT Callable/Redeemable 6.125% 04/15/2002                      454,851         456,849
        Harman International Ind Inc          Common Stock                                                  511,780         453,688
        California Infrastructure & Economic
        Development                           SERl1997-1 CL A7 DTD 12/11/97 6.42% 12/26/2009                444,104         453,377
        Capital One Bank                      Medium term note Tranche # 00038 6.74% 5/31/1999              452,822         451,598
        Government National MTG Assn          Pass thru CTF Pool #439497 7.5% 2/15/2027                     450,984         451,460
        Comdisco Inc.                         Manadatory par put remarketed securities 6.13% 8/1/2006       450,000         446,544
        EOP Operating LTD Partnership         Mandatory par put remarketed securities 6.376% 2/15/2002      449,330         445,851
        Venator Group Inc                     Common Stock                                                1,693,833         442,000
        Transocean Offshore Inc               Deb 8.000% 04/15/2027                                         441,028         433,636
        Citigroup Holdings Inc.               Medium term serial note 7.125% 6/17/2002                      419,094         430,795
        Advanta                               Mortgage Loan TR SER 97-1 Asset Backed CTF CL A-2, 7.100%,
                                              5/25/2020                                                     424,047         426,545

                                      -26-

        Amresco Residential Securities Corp.  Mortgage Loan TR 1997-3 Pass Through CTF CL A-9, 6.960%,
                                              3/25/2027                                                     411,438         407,313
        AT&T Corp.                            Medium Term Notes, #TR 00638 6.600%, 5/15/2005                427,270         407,176
        Adaptec Inc.                          Common Stock                                                  836,696         403,949
        Royal Caribbean Cruises Ltd           Sr NT DTD 10/14/1997 7.000% 10/15/2007                        410,944         400,556
        Sprint Capital Corp                   DTD 11/16/1998 6.125% 11/15/2008                              389,711         398,514
        Residential Fdg Mtg Secs II Inc       Ser 1997-HS2 CL A Home Equity LN Bkd NT Fltg Rate 09/20/2022  398,747         396,142
        Franklin Park Financing Corp          Collateralized note SER 144A CL A floating rate 5/15/2002     399,960         396,125
        Beneficial Home Equity Loan           SER 1996-1 asset backed CTF CL A Variable rate 4/28/2026      397,392         394,507
        Weyerhaeuser Co                       Common Stock                                                  339,861         386,179
        American Electric Power Inc           Common Stock                                                  374,636         376,504
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool #0006H2 5.0% 6/25/2007             367,123         374,420
        Hercules Inc.                         Common Stock                                                  636,209         365,150
        Zurich Capital Trust                  DTD 05/30/1997 8.376% 06/01/2037                              320,000         357,693
        Georgia Pacific Corp.                 Common Stock                                                  348,180         357,234
        UCFC Loan Trust                       Home Equity LN CTF 1997-D CL A-4 6.670% 06/15/2020            350,000         356,804
        Bear Stearns Cos Inc.                 SR Note DTD 7/15/1998, 6.250%, 7/15/2005                      349,783         352,296
        Keycorp                               Medium Term NTS Book Entry Tranche #TR 00050 7.000%
                                              05/11/2005                                                    338,026         352,067
        Wachovia Corp                         Common Stock                                                  350,352         349,752
        Novellus Systems Inc                  Common Stock                                                  239,668         341,550
        Ford Cap BV                           9.875% 5/15/2002                                              340,461         338,889
        Cox Communications                    Common Stock                                                  273,611         338,713
        State Street Instit Capital A         Cap Secs Ser A144A 7.94% 12/30/2026                           318,558         336,732
        United States Treasury                Treasury Bonds DTD 08/15/1983 12.000% 08/15/2013              340,107         335,878
        Bio Rad Laboratories Inc              Class A Stock                                                 393,819         327,600
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool # 393419 7.0% 8/1/2012             319,786         325,513
        Oshkosh Truck Corp                    Class B Stock                                                 149,912         324,625
        Marshall Inds Com                     Common Stock                                                  423,046         323,400
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool # 393419 7.0% 8/1/2012             311,498         319,330
        Vanderbilt Mtg & Fin Inc              96A MFD HSG Sr/Sub Pass Thru CTF 1996-A CL A-5 DTD
                                              04/01/1996 7.425% 04/07/2026                                  299,625         317,734
        Boise Cascade Corp.                   Common Stock                                                  381,837         316,200
        Government National MTG Assn          Pass thru CTF Pool #472821 7.0% 8/15/2000                     319,348         315,705
        United States Treasury                Treasury Notes Series H DTD 06/30/1997 6.250% 06/30/2002      301,265         314,907
        Hutchinson Technology Inc             Common Stock                                                  255,505         313,500
        Vanderbilt Mtg & Fin Inc              96A MTD HSG Sr/Sub Pass Thru CTF A-4 7.175% 04/07/2026        299,953         310,747
        General Motors Accep Corp             Global Note DTD 1/22/1998 6.125% 1/2/2008                     307,128         308,580
        Bayerische Landesbank Girozentrale    NY Branch, Medium Term SR DEP Notes, Tranche # SR00048, DTD
                                              11/30/1998 5.875%, 12/01/2008
        Highwoods / Forsyth LTD Partnership   Note DTD 12/1/1996 7.0% 12/1/2006                             319,644         303,505
        Cendant Corporation                   DTD 11/30/1998 7.75% 12/1/2003                                299,484         303,201
        Noram Energy                          Term Enhanced Remktable Secs DTD 11/10/1998 6.375%
                                              11/01/2003                                                    299,376         302,964
        Heller Financial Inc                  Medium term note Tranche # TR 00230 DTD 10/26/1998 5.875%
                                              11/1/2000                                                     299,799         299,967
        Scotts Co                             Class A Stock                                                 226,904         299,816
        California Infrastructure & Economic
        Development                           PG&E SER 1997-1 CL A8 6.48% 12/26/2009                        274,656         287,504
        Hussman International                 Common Stock                                                  221,175         284,812
        Suntrust Bks. Inc.                    Common Stock                                                  244,922         283,050
        General Instruments Corp.             Common Stock                                                  179,193         281,685
        Southern Peru Ltd                     Ser A-1 Secured Expt NT DTD 05/30/1997 7.900% 05/30/2007      300,000         276,000


                                      -27-

        Kaufman & Broad Home Corp             Common Stock                                                  195,359         276,000
        Telecommunications Inc                Deb DTD 08/03/1993 7.875% 08/01/2013                          257,310         269,461
        Enron Corporation                     Remarketed reset note floating rate 11/15/2037                260,000         263,575
        Noble International LTD.              Common Stock                                                  266,928         262,800
        NationsBank Corp                      Sr NT DTD 05/04/1998 6.375% 05/15/2005                        260,882         259,862
        Furon Co                              Common Stock                                                  277,955         259,358
        Petroleum Geo-Svcs A/S                NT 7.500% 03/31/2007                                          262,718         258,795
        Block Drug Inc                        Class A Stock                                                 260,638         257,603
        Esterline Technologies                Common Stock                                                  180,048         256,650
        Prudential Ins Co Amer                Sr NT 144A 6.375% 07/23/2006                                  252,210         255,785
        Corn Products International Inc       Common Stock                                                  290,504         255,150
        Beneficial                            Home Equity Loan TR SER 1995-1 Asset Backed CTF CL A-1,
                                              6.35%, 3/28/2000                                              255,505         254,587
        Transcanada Pipelines                 LTD Medium Term NTS Tranche # TR 00005 DTD 09/21/1998 6.490%
                                              01/21/2009                                                    254,415         254,417
        Merrill Lynch & Co Inc                Medium Term NTS Book Entry DTD 06/27/1997 6.470% 06/27/2000   253,008         254,328
        Mid-State Tr Vi Asset                 Backed NT CL A-4 7.790% 07/01/2035                            242,375         252,933
        Manitoba Prov CDA                     Deb Ser Ef DTD 09/29/1998 5.500% 10/01/2008                   248,405         252,800
        Potomac Electric Power Co             Common Stock                                                  232,288         252,605
        Tyco Intl Group S A                   NT 6.125% 06/15/2001                                          253,988         252,408
        General Motors Accep Corp             Global Note DTD 11/9/1998 5.75% 11/10/2003                    249,035         251,940
        Mellon Financial Co                   DTD 11/13/1998 5.750% 11/15/2003                              249,537         251,732
        Comdisco Inc.                         Medium term notes Tranche # 00138 DTD 11/25/1998 6.32%
                                              11/27/2000                                                    250,000         250,513
        Household Affinity Credit Card Master CTR Card PARTN CTF CL A floating rate 9/15/2000               250,219         250,000
        Williams Cos Inc                      Extendible Synthetic Put Note 144A 5.95% 02/15/2000           250,810         249,823
        Petrozuata Fin Inc                    BD Ser B 144A  8.220% 04/01/2017                              317,265         249,375
        Valero Energy Corp                    Common Stock                                                  371,796         248,625
        Cleco Corp                            Common Stock                                                  203,832         247,054
        Occidental Pete Corp                  Sr NT 6.400% 04/01/2013                                       256,885         246,043
        WPS Resources Corp                    Common Stock                                                  196,226         243,225
        Moog Inc                              Class A Stock                                                 211,208         242,575
        Network Applicance Inc                Common Stock                                                   69,026         242,158
        New Era of Networks Inc               Common Stock                                                   73,259         237,600
        Enron Corporation                     DTD 7/10/1998 6.95% 7/15/2028                                 244,109         237,168
        Harleysville Group Inc                Common Stock                                                  167,463         234,898
        May Dept Stores Co                    NT DTD 10/30/1998 5.950% 11/01/2008                           231,356         234,262
        Federal Home Loan MTG Corp.           PARTN CTF Group #G10830 7.0% 9/1/2013                         233,855         234,141
        Microage Inc                          Common Stock                                                  199,587         233,700
        Peco Energy Co.                       Common Stock                                                  146,799         225,450
        Idacorp Inc                           Common Stock                                                  203,403         224,366
        Legato Sys Inc                        Common Stock                                                   52,693         224,189
        Cabot Corp                            Common Stock                                                  204,863         223,504
        Interstate Energy Corp Wisc           Common Stock                                                  202,276         222,525
        Partnerre Holdings Ltd.               Common Stock                                                  188,488         219,600
        United States Treasury                Treasury Notes DTD 10/31/1996 6.250% 10/31/2001               220,073         218,793
        United States Treasury                Treasury Notes Series D DTD 08/15/1997 6.125% 08/15/2007      219,290         218,438
        Borg Warner Automotive Inc            Common Stock                                                  188,514         217,671
        Anixter International Inc             Common Stock                                                  186,072         217,349
        Pepsico Inc.                          Common Stock                                                  203,531         216,638
        Electronic Data Systems Corp          Common Stock                                                  175,015         215,808
        Everest Reins Holdings Inc            Common Stock                                                  190,755         214,159
        Ruddick Corp                          Common Stock                                                  171,108         211,600
        Exide Corporation                     Common Stock                                                  237,210         209,625
        Granite Construction Inc              Common Stock                                                   96,155         208,091
        Regis Corp Minn                       Common Stock                                                  132,308         208,000


                                      -28-

        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool # 283657 6.0% 3/1/2009             200,202         207,788
        Merrill Lynch & Co Inc                NT DTD 11/24/1998 6.875% 11/15/2018                           199,018         207,330
        Coca Cola Enterprises Inc.            DTD 9/11/1998 6.75% 9/15/2028                                 197,840         207,010
        Albany International Corp.            New Class A Stock                                             242,368         206,805
        California Wtr Svc Group              Common Stock                                                  176,432         206,666
        Burlington  Northern Santa Fe Corp.   Note DTD 12/11/95 6.375% 12/15/2005                           207,388         206,180
        ERP Operating LTD Partnership         Note DTD 8/13/1996 7.57% 8/15/2026                            200,000         205,706
        Insight Enterprises Inc               Common Stock                                                   76,183         204,772
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool # 280117 6.0% 4/1/2009             196,448         203,892
        Medpartners Inc.                      Common Stock                                                  377,815         203,700
        Consolidated Paper Inc                Common Stock                                                  208,982         203,500
        Franchise Financing Corp of America   SR note DTD 10/30/1998 8.25% 10/30/2003                       199,798         203,256
        Lucent Technologies Inc               DTD 11/24/1998 5.500% 11/15/2008                              199,124         202,272
        Dean Witter Discover & Co             Note DTD 3/15/1993 6.25% 3/15/2000                            201,168         201,368
        Tesoro Pete Corp                      Common Stock                                                  241,966         201,275
        Provident Cos Inc                     Common Stock                                                  141,193         199,200
        Heilig-Meyers Master Trust            SER 98-2 Asset backed CTF CL A 144A floating rate 7/20/2005   200,000         198,813
        WorldCom Inc GA                       NT 6.400% 08/15/2005                                          189,616         197,471
        Read-Rite Corp                        Common Stock                                                  216,711         195,109
        Brinker International Inc             Common Stock                                                  106,173         193,463
        Fresh Delmonte Produce                Common Stock                                                  168,049         193,023
        Kellwood Company                      Common Stock                                                  213,444         190,000
        Quebec Prov CDA                       Deb 11.000% 06/15/2015                                        204,340         189,093
        Justin Industries Inc                 Common Stock                                                  182,025         189,000
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool # 266975 6.0% 2/1/2009             181,303         188,173
        Airborne Flight Corp.                 Common Stock                                                  144,278         187,528
        Washington Fed Inc                    Common Stock                                                  178,525         186,816
        Universal Health Svcs Inc             Class B Stock                                                 161,250         186,750
        Alaska Air Group Inc.                 Common Stock                                                  158,620         185,850
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool # 287310 6.0% 5/1/2009             177,311         184,030
        Dallas Semi Conductor Corporation     Common Stock                                                  172,965         183,375
        Russ Berrie & Co                      Common Stock                                                  179,391         183,300
        Sierra Health Services Inc            Common Stock                                                  176,260         183,248
        Orion Capital Corp                    Common Stock                                                  200,612         183,140
        Pentair Inc                           Common Stock                                                  167,986         183,140
        Cadmus Communications                 Common Stock                                                  207,262         183,087
        American National Insurance Co        Common Stock                                                  197,306         182,050
        Webb Del Corp                         Common Stock                                                  149,303         181,916
        Alexander & Baldwin Inc.              Common Stock                                                  210,600         181,350
        Astoria FINL Corp.                    Common Stock                                                  143,734         180,713
        Chesapeake Corp                       Common Stock                                                  168,144         180,687
        Exar Corporation                      Common Stock                                                  203,000         180,600
        World Color Press Inc                 Common Stock                                                  159,331         179,584
        Kulicke & Soffa Industries Inc        Common Stock                                                  172,106         179,275
        Penn Engr & Mfg Corp                  Common Non-voting Stock                                       210,330         179,000
        Veritas Software Co                   Common Stock                                                   75,766         178,316
        Helmerich & Payne Inc                 Common Stock                                                  214,904         178,250
        ESG Re Ltd.                           ISIN #BMG312151092 Common Stock                               183,600         178,200
        Vitesse Semiconductor Corp            Common Stock                                                   69,615         177,938
        Sanmina Corp                          Common Stock                                                   90,409         177,750
        Credit Suisse First Boston Mortgage   Commercial Mortgage pass thru CTF
        Securities                            1997-C2 CL A-2 6.52% 7/17/2007                                170,823         177,320
        Lyondell Petrochemical Co             Common Stock                                                  179,483         176,400
        Coastal Corp.                         Common Stock                                                  164,964         175,625
        Arvin Industries Inc                  Common Stock                                                  147,574         175,090


                                      -29-

        Kelly Services Inc                    Class A Stock                                                 169,679         174,625
        Fleetwood Enterprises Inc             Common Stock                                                  172,760         173,750
        Alltrista Corp                        Common Stock                                                  170,097         172,800
        Longs Drug Stores Inc                 Common Stock                                                  136,736         172,500
        Mercury Interactive Corp              Common Stock                                                   86,971         170,775
        Universal Corp VA                     Common Stock                                                  191,006         168,600
        Russell Corp                          Common Stock                                                  253,307         168,598
        Fuller H B Co                         Common Stock                                                  179,414         168,438
        Structured Asset Secs Corp            Mtg Pass Thru CTF Ser 1996-CFL CL X-1 Flt Rt 02/25/2028       159,724         168,280
        Concord EFS Inc                       Common Stock                                                   64,727         165,263
        Transaction Sys Architects Inc        Class A Common Stock                                          107,303         165,000
        Edison International                  Common Stock                                                  170,717         164,463
        Bowne & Company Inc                   Common Stock                                                  174,565         164,450
        VLSI Technology Inc                   Common Stock                                                  146,733         162,976
        BJS Wholesale Club Inc                Common Stock                                                  104,976         162,095
        Springs Industries                    Common Stock                                                  186,529         161,608
        Reliastar Financial Corp              Common Stock                                                  120,126         161,438
        Express Scripts Inc                   Class A Stock                                                  56,867         161,100
        Sequent Computer Sys Inc              Common Stock                                                  181,286         160,438
        Burlington Industries Inc             Common Stock                                                  193,276         160,200
        Talbots Inc                           Common Stock                                                  107,325         160,013
        AAR Corporation                       Common Stock                                                  175,956         159,963
        International Network Svc             Common Stock                                                   61,339         159,600
        Toro Company                          Common Stock                                                  230,220         159,600
        Stride Rite Corp                      Common Stock                                                  189,411         159,250
        Papa Johns Intl Inc                   Common Stock                                                  111,853         158,850
        Enhance Financial Svcs Group Inc      Common Stock                                                  100,581         156,000
        Complete Business Solutions Inc       Common Stock                                                   75,995         155,825
        Perrigo Company                       Common Stock                                                  196,159         154,228
        Tektronix Inc                         Common Stock                                                  185,490         150,315
        Quantum Corp                          Common Stock                                                  147,900         148,750
        Washington Water Power Co             Common Stock                                                  168,291         148,225
        Merrill Lynch Mtg Invs Inc            MTG Pass Thru CTF 1995-C2 CL IO Int Only 06/15/2021           190,349         147,872
        Bay View Capital Corporation          Common Stock                                                  211,969         147,478
        American Safety Razor Co              Common Stock                                                  137,250         146,400
        New Jersey Res Corp                   Common Stock                                                  132,082         146,150
        Standard Register Co                  Common Stock                                                  160,744         145,409
        Millennium Chemicals Inc              Common Stock                                                  198,569         145,088
        Wisconsin Energy Corp                 Common Stock                                                  140,814         144,615
        Commercial Metals Co                  Common Stock                                                  166,552         144,300
        St. Paul Bancorp Inc.                 Common Stock                                                  131,467         144,260
        Pediatrix Medical Group               Common Stock                                                  104,711         143,851
        Medicis Pharmaceutical Corp           New Class A Stock                                             100,511         143,700
        Schweitzer-Mauduit International Inc  Common Stock                                                  202,551         143,573
        United States Dept Veterans           Vendee Mtg Tr 1992-2 CL IO 09/15/2022                         249,425         142,661
        Lam Resh Corp                         Common Stock                                                  240,381         142,504
        Zale Corp                             Common Stock                                                  134,070         141,900
        Roadway Express Inc                   Common Stock                                                  225,541         141,492
        Kaman Corp                            Class A Stock                                                 136,939         141,354
        Wind Riv Sys Inc                      Common Stock                                                  104,113         141,000
        Cytec Industries Inc                  Common Stock                                                  165,471         140,250
        Wellman Inc                           Common Stock                                                  279,354         138,557
        First Rep Bank San Franciso Calif     Common Stock                                                  164,089         137,846
        Arch Coal Inc                         Common Stock                                                  203,499         137,000

                                      -30-

        Civic Bancorp                         Common Stock                                                  181,532         136,475
        Federal National Mortgage Assn.       GTD Remic pass thru CTF Remic TR 1993-100 CL-J prin only
                                              6/25/2023                                                     105,609         136,352
        Quanex Corp                           Common Stock                                                  179,645         135,378
        Midamerican Energy Holdings Co        Common Stock                                                  106,690         134,375
        Southwestern Energy Co                Common Stock                                                  222,705         134,250
        Documentum Inc                        Common Stock                                                   82,426         133,595
        Westamerica Bancorporation            Common Stock                                                  107,719         132,300
        Michael Foods Inc                     Common Stock                                                   46,750         132,000
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool #263006 6.0% 1/1/2009              126,689         131,489
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool #0000F0  0.0% 8/25/2021            122,931         130,540
        Andrew Corp                           Common Stock                                                  138,714         130,350
        Vanderbilt Mtg & Fin Inc              97B MFD HSG Sr/Sub Pass Thru CL IIA-1 Adj 07/07/2028          130,170         130,197
        Whittman-Hart Inc                     Common Stock                                                   66,057         129,838
        Ford Motor CR Co.                     Note DTD 10/26/1998 5.125% 10/15/2001                         129,639         129,103
        Tetra Tech Inc                        Common Stock                                                   70,886         128,712
        Eastern Enterprises                   Common Stock                                                  117,802         126,875
        Suiza Foods Corp                      Common Stock                                                  113,135         126,836
        Pool Energy Services Co               Common Stock                                                  232,961         126,512
        Federal Home Loan MTG Corp.           Multiclass MTG PARTN CTFS GTD SER 1765B CL A 10.0% 1/15/2017  130,295         125,520
        Wicor Inc                             Common Stock                                                  126,749         122,153
        Kaiser Aluminum Corp                  Common Stock                                                  254,301         120,900
        Federal National Mortgage Assn.       GTD Remic pass thru CTF Remic TR 1993-100 CL-N prin only
                                              6/25/2023                                                      92,363         119,765
        Golden est Financial orp              Common Stock                                                  101,761         119,194
        Chelsea GCA Realty                    DTD 1/23/1996 7.75% 1/26/2001                                 120,379         119,144
        Burlington Coat Factory Whse. Corp    Common Stock                                                  112,578         119,085
        Interface Inc                         Class A Stock                                                 172,416         118,797
        Medquist Inc                          Common Stock                                                   69,447         118,500
        Uniphase Corp                         Common Stock                                                   57,315         117,937
        Qlogic Corp                           Common Stock                                                   62,519         117,787
        Gatx Corp                             Common Stock                                                   84,243         117,412
        Hexcel Corp                           Common Stock                                                  298,401         117,250
        Blyth Industries Inc                  Common Stock                                                   97,956         117,187
        Cyprus Amax Minerals Co               Common Stock                                                  181,243         116,000
        RF Micro Devices Inc                  Common Stock                                                   69,613         115,938
        Intervoice Inc                        Common Stock                                                   77,922         113,850
        Applied Micro Circuits Corp           Common Stock                                                   66,743         112,098
        Gucci Group NV                        Common Stock                                                  141,340         111,838
        Pacificorp                            Common Stock                                                  113,832         109,528
        Motive Power Inds Inc                 Common Stock                                                   85,991         109,439
        Wyman Gordon Co                       Common Stock                                                  231,007         109,318
        Abacus Dirct Corp.                    Common Stock                                                   77,417         109,200
        Aztar Corp                            Common Stock                                                  146,376         107,842
        Frontier Ins Group Inc                Common Stock                                                  173,905         107,635
        Pinnacle Systems Inc                  Common Stock                                                  107,527         107,250
        Peregrine Systems Inc                 Common Stock                                                   81,409         106,662
        Chris Craft Industries Inc            Common Stock                                                  109,394         106,014
        Prudential Home Mtg Secs Co           Mtg Pass Thru CTFS Ser 1992-36 CL A-7 6.500% 11/25/1999       103,925         105,028
        Medical Manager Corp                  Common Stock                                                   81,095         103,537
        Federal Home Loan MTG Corp.           PARTN CTF Group #C16343 7.5% 10/1/2028                        101,466         102,537
        Concord Communications Inc            Common Stock                                                   74,168         102,150
        Macromedia Inc                        Common Stock                                                   58,476         101,064
        Terra Industries Inc                  Common Stock                                                  199,890         100,864
        Marlin Wtr Tr & Marlin Wtr Cap Corp   Sr Secd NT 144A DTD 12/17/1998 7.090% 12/15/2001              100,000         100,466
        Vintage Pete Inc                      Common Stock                                                  210,299         100,050

                                      -31-

        Visio Corp                            Common Stock                                                   82,795          98,720
        Central Vt Public Svc Corp            Common Stock                                                  138,004          97,525
        AHL Services Inc.                     Common Stock                                                   98,053          96,875
        Cleveland Cliffs Inc                  Common Stock                                                  103,996          96,751
        United Rentals Inc                    Common Stock                                                   76,151          96,062
        Southern Co.                          Common Stock                                                   85,379          95,908
        Centocor Inc.                         Common Stock                                                   85,653          94,763
        Tekelec                               Common Stock                                                   97,978          94,409
        Whole Foods Market Inc                Common Stock                                                   72,984          91,913
        Dollar Tree Stores Inc                Common Stock                                                   45,078          91,745
        Texas Inds Inc                        Common Stock                                                  129,393          91,589
        Structural Dynamics Resh Corp         Common Stock                                                   62,585          91,425
        Sipex Corp                            Common Stock                                                   61,227          91,325
        Pacific Gateway Exchange              Common Stock                                                   78,336          91,320
        CMP Group Inc                         Common Stock                                                   92,199          90,600
        CKE Restaurants Inc                   Common Stock                                                   73,329          89,050
        Thomas Industries Inc                 Common Stock                                                   96,293          88,313
        Coach USA                             Common Stock                                                   82,026          86,720
        Empire Dist Electric Co               Common Stock                                                   77,210          86,625
        Kellstrom Industries Inc              Common Stock                                                   74,258          86,250
        Smurfit-Stone Container Corp.         Common Stock                                                  106,150          86,102
        United States Treasury                Treasury Notes DTD 05/06/1998 5.625% 05/15/2008                84,200          85,362
        Action Perfomance Cos Inc.            Common Stock                                                   84,168          84,900
        Oneida Ltd                            Common Stock                                                   87,194          83,693
        Federal Home Loan MTG Corp.           PARTN CTF Group #D83270 7.50% 10/1/2027                        83,496          83,563
        Lillian Vernon Corp                   Common Stock                                                   75,879          82,500
        Adelphia Communications Corp.         Common Stock                                                   61,704          82,350
        Transwitch Corp                       Common Stock                                                   50,580          81,770
        Michaels Stores Inc                   Common Stock                                                  147,482          81,423
        Mueller Inds Inc                      Common Stock                                                  102,940          81,252
        Metro Information Services Inc        Common Stock                                                   81,977          81,000
        Reliance Steel & Aluminum Co          Common Stock                                                   88,210          80,113
        Polycom Inc                           Common Stock                                                   45,142          80,100
        Rayonier Inc                          Common Stock                                                   72,565          78,095
        Lubrizol Corp                         Common Stock                                                   77,334          77,064
        Southdown Inc                         Common Stock                                                   58,185          76,944
        Maxim Group                           Common Stock                                                   50,874          76,800
        Hunt Corporation                      Common Stock                                                  158,116          75,437
        Province Healthcare Co                Common Stock                                                   61,926          75,337
        Ann Taylor Stores Corp                Common Stock                                                   48,809          74,932
        Kroll O Gara Co                       Common Stock                                                   59,112          74,932
        Gymboree Corp                         Common Stock                                                  167,079          73,950
        Government National MTG Assn          Pass thru CTF Pool #080094 6.0% 7/20/2027                      71,321          71,947
        CVS Corp.                             Common Stock                                                   67,485          71,500
        Genesco Inc                           Common Stock                                                  154,153          71,100
        Inland Steel Industries Inc           Common Stock                                                  109,457          70,453
        Kendle International Inc              Common Stock                                                   75,822          70,125
        Asyst Technologies                    Common Stock                                                   46,238          69,275
        Newfield Expl. Co.                    Common Stock                                                   68,904          68,888
        Citadel Communications Corp           Common Stock                                                   51,057          67,275
        CDW Computer Centers Inc              Common Stock                                                   65,412          67,157
        Best Software Inc                     Common Stock                                                   70,455          66,500
        Apex PC Solutions Inc                 Common Stock                                                   57,492          66,412
        Bindview Development Corp             Common Stock                                                   51,971          66,000
        Computer Sciences  Corp               Common Stock                                                   69,615          64,250
        Healthcare Financial Partners         Common Stock                                                   68,292          63,800

                                      -32-

        AGCO Corporation                      Common Stock                                                  224,024          63,787
        Diamond Technology Partners Inc       Common Stock                                                   85,547          63,112
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool # 275770 6.0% 3/1/2009              60,420          62,709
        Metamor Worldwide Inc                 Common Stock                                                   65,826          62,500
        Quadramed Corp                        Common Stock                                                   88,074          61,500
        Brush Wellman Inc                     Common Stock                                                   87,491          61,033
        Allied Waste Industries Inc.          Common Stock Par $001 new                                      39,701          59,417
        Curtiss Wright Corp                   Common Stock                                                   40,214          57,187
        Mariner Post-Acute Nework Inc         Common Stock                                                  205,852          56,397
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool # 275059 6.0% 3/1/2009              53,039          54,980
        Waters Corp                           Common Stock                                                   21,463          52,350
        United States Dept Veterans Affairs   GTD Remic Pass Thru Vendee Mtg Tr 1994-3 IO VAR RT  09/15/2024 87,019          51,471
        Parexel International Corp            Common Stock                                                   57,206          50,000
        Schuler Homes Inc                     Common Stock                                                   40,537          49,163
        Rental Svc Corp                       Common Stock                                                   72,698          48,633
        Ciber Inc                             Common Stock                                                   34,082          47,282
        China Tire Holdings LTD               Common Stock                                                   88,041          45,230
        Power Integrations Inc                Common Stock                                                   42,535          45,113
        Guilford Mls Inc                      Common Stock                                                   37,531          43,389
        Building One Services Corp            Common Stock                                                   33,699          41,750
        Novacare Inc                          Common Stock                                                  191,082          41,250
        Federal Home Loan MTG Corp.           PARTN CTF Group #D82608 7.50% 9/1/2027                         41,168          41,201
        Rock-Tenn Co                          Class A Stock                                                  40,245          40,651
        Federal Home Loan MTG Corp.           PARTN CTF Group #S10063 7.50% 10/1/2027                        55,972          40,254
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool # 276664 6.0% 3/1/2009              37,972          39,410
        Vendee Mtg Tr                         Remic Pass Thru CTF 96-1 CL IO Int Only 02/15/2026             81,139          38,128
        Federal National Mortgage Assn.       GTD MTG pass thru CTF pool # 390375 7.0% 7/1/2012              35,838          36,480
        Wesley Jessen Visioncare Inc          Common Stock                                                   47,138          36,075
        Unit Corp                             Common Stock                                                   51,663          34,342
        Theragenics Corp                      Common Stock                                                   31,472          34,257
        Foundation Health Sys Inc             Common Stock                                                   57,965          33,250
        SS&C Technologies Inc                 Common Stock                                                   50,491          29,700
        SM&A Corp                             Common Stock                                                   34,584          28,500
        PC Connection Inc                     Common Stock                                                   25,374          28,200
        Government National MTG Assn          Pass thru CTF Pool #428620 7.5% 8/15/1999                      24,320          25,000
        Manhattan Assoc Inc                   Common Stock                                                   19,432          21,800
        Structured Asset Secs Corp            Mtg Pass Thru CTF Ser 1996-CFL CL X-2 1.274% 02/25/2028        30,163          20,585
        Federal Home Loan MTG Corp.           PARTN CTF Group SER #S01262 0.0%  1/1/2028                     17,582          19,561
        Traveler's PPTY AS Corp               Common Stock                                                   19,237          18,600
        United States Dept Veterans Affairs   GTD Remic Pass Thru Vendee Mtg Tr 1994-2 CL 3 IO 06/15/2014    25,781          17,586
        Croatia                               ISTN#XS0068364701, SER B FLTG RATE 07/31/2006                  20,075          15,298
        United States Dept Veteran            Vendee Mtg Tr 1994-2 CL VAR RT  06/15/2006                     46,440          15,171
        Atlantic Data Services Inc            Common Stock                                                   30,257          13,701
        Federal National Mortgage Assn.       GTD Remic pass thru SER 1992-148 CL C 11.00% 4/25/2019         23,079          11,330
        United States Dept Veterans Affairs   GTD Remic Pass Thru CTFS Vendee Mtg Tr 1994-3 CL 2-IO VAR RT
                                               09/15/20                                                      18,399          10,954
        Vincam Group Inc                      Common Stock                                                   16,348          10,713
        NBTY Inc                              Common Stock                                                   10,136           9,262
        Proxim Inc                            Common Stock                                                    7,923           8,006
        Tarrant Apparel Group                 Common Stock                                                    3,927           3,975
   *    Bankers Trust                         Participation in Pyramid Directed Cash Account                  3,767           3,767
        Federal Home Loan MTG Corp.           PARTN CTF Group SER 0183 DTD 4/10/1997 4/1/2027                 1,941           2,103
        Residential Fdg Mtg Secs I Inc        Mtg Pass Thru CTF Ser 1997-S122 CL A-3 7.250% 08/25/2027          470             470
        Government National MTG Assn          Pass thru CTF Pool #428621 7.5% 12/15/2037                         63              68
    *   Northrop Grumman                      Participant Loans                                                          56,363,709
                                                                                                                      -------------
                                                                                                                      3,629,993,379
                                                                                                                      =============
* Party in interest

                                                                       Exhibit 1
                                                                       ---------






                         INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-59853 of Northrop Grumman Corporation on Form S-8 of our report dated June 24, 1999, appearing in this Annual Report on Form 11-K of the Northrop Grumman Savings and Investment Plan for the year ended December 31, 1998.



/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Los Angeles, California
June 29, 1999















                                      -34-